File Number  000- 53802
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10 A- 2

GENERAL FORM FOR REGISTRATION OF SECURITIES
Pursuant to Section 12(b) or (g) of The Securities Exchange Act of 1934

ANV SECURITY GROUP, INC.
(Exact Name of registrant as specified in its charter)

Nevada	13-3089537
(State or other jurisdiction	(I.R.S. Employer
of incorporation or organization)	Identification No.)

2105 - 11871 Horseshoe Way, Richmond, BC V7A 5H5, Canada

(Address of principal executive offices)            (Zip Code)

Registrant's telephone number, including area code: 604-277-6606

Securities to be registered pursuant to Section 12(b) of the Act:     NA

Name of each exchange on which traded: NA

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock, par value  $0.001
(Title of Class)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.  See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐                                              Accelerated filer ☐
Non-accelerated filer ☐  (Do not check if a smaller reporting company)            Smaller reporting company ☒

INFORMATION REQUIRED IN REGISTRATION STATEMENT

        THIS REGISTRATION STATEMENT ON FORM 10, INCLUDING WITHOUT LIMITATION ITEM 1, BUSINESS, AND ITEM 2, FINANCIAL INFORMATION, CONTAINS STATEMENTS WHICH ARE NOT HISTORICAL FACTS AND ARE FORWARD-LOOKING STATEMENTS WHICH REFLECT MANAGEMENT'S EXPECTATIONS, ESTIMATES AND ASSUMPTIONS.  SUCH STATEMENTS ARE BASED ON INFORMATION AVAILABLE AT THE TIME THIS FORM 10 WAS PREPARED AND INVOLVE RISKS AND UNCERTAINTIES THAT COULD CAUSE FUTURE RESULTS, PERFORMANCE OR ACHIEVEMENTS OF THE COMPANY TO DIFFER SIGNIFICANTLY FROM PROJECTED RESULTS.  FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY INCLUDE, WITHOUT LIMITATION, TECHNOLOGICAL ADVANCES IN THE PROPERTY SECURITY INDUSTRY, THE SOUNDNESS OF OUR MARKETING MODEL, THE OPERTING EFFICTIVENESS OF OUR PRODUCTS AND SERVICES, OUR ABILITY TO RAISE ADDITIONAL CASH AND PRICE PRESSURES FROM OUR COMPETITORS.

EXPLANATORY NOTE We are filing this General Form for Registration of Securities on Form 10 to voluntarily register our common stock, par value $0.001 per share (the Common Stock), pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended (the Exchange Act). Once this registration statement is deemed effective, we will be subject to the requirements of Regulation 13A under the Exchange Act, which will require us to file annual reports on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K, and we will be required to comply with all other obligations of the Exchange Act applicable to issuers filing registration statements pursuant to Section 12(g) of the Exchange Act. Unless otherwise noted, references in this registration statement to ANV SECURITY Systems, Inc., the Company, we, our or us means ANV Security Systems, Inc..

CAUTIONAIRY NOTE REGARDING FORWARD LOOKING STATEMENTS There are statements in this registration statement that are not historical facts. These forward-looking statements can be identified by use of terminology such as believe, hope, may, anticipate, should, intend, plan, will, expect, estimate, project, positioned, strategy and similar expressions. You should be aware that these forward-looking statements are subject to risks and uncertainties that are beyond our control. For a discussion of these risks, you should read this entire Registration Statement carefully, especially the risks discussed under Risk Factors. Although management believes that the assumptions underlying the forward looking statements included in this Registration Statement are reasonable, they do not guarantee our future performance, and actual results could differ from those contemplated by these forward looking statements. The assumptions used for purposes of the forward-looking statements specified in the following information represent estimates of future events and are subject to uncertainty as to possible changes in economic, legislative, industry, and other circumstances. As a result, the identification and interpretation of data and other information and their use in developing and selecting assumptions from and among reasonable alternatives require the exercise of judgment. To the extent that the assumed events do not occur, the outcome may vary substantially from anticipated or projected results, and, accordingly, no opinion is expressed on the achievability of those forward-looking statements. In the light of these risks and uncertainties, there can be no assurance that the results and events contemplated by the forward-looking statements contained in this Registration Statement will in fact transpire. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. We do not undertake any obligation to update or revise any forward-looking statements.

PART I

Item 1: Business
General Development of Business

Organizational History

We were originally called “B.G. S. Energy, Inc.” and were incorporated under the laws of the State of Nevada on May 29, 1981. We were organized to engage in, alone or in conjunction with others, the exploration for, and where warranted, the development of oil, gas and mineral properties, the sale of oil, gas and mineral related leases. We became public in 1981 in a best efforts public offering and thereafter operated various oil and gas properties.  We owned various oil and gas leases in Utah, Oklahoma, Kentucky, Texas and other states from time to time in 80’s.  In 1988 we changed our name to Dini Products Inc. and continued our oil and gas operations.  Our revenues decreased and in 1992 we became dormant and did not have any operations for many years until we acquired all of the shares of Canada ANV Systems, Inc., a British Columbia corporation (“CANV”) in June 2009 and changed our name to ANV Security Group, Inc.  Our plan is to become a fully integrated developer, designer, manufacturer, marketer, installer and servicer of web based security systems for  residential, commercial and government customers operating in Canada, The Peoples Republic of China and the United States of America.  We are currently headquartered in Great Vancouver, Canada.

 The Video and Alarm Industry in General

 According to a Frost & Sullivan report dated December, 2007, which is available from the web site of www.MarketReseach.com on a fee basis, North America is the world's largest security equipment market, the demand from North America accounted for 26% of the total global demand.  The report predicts that the North American security equipment market will grow by an annual rate of 20%.   According to Frost & Sullivan's report, the global IP ( “Internet Protocol”) video surveillance market will grow by an annual rate of 40% over the next few years,  The size of the global IP security market is projected to reach $5.0 billion dollars in 2010.  According to an IDC market analysis report dated May, 2009, which is available for a fee from the website www.idc.com, between year 2007 and 2009, global digital network camera sales will exceed these of traditional analog cameras and the report predicted that the sales of IP cameras in US and Canada will be more than 20 million pieces in 2010.

 Management believes that in the next few years, the maturity of broadband networks, video compression technology, and updating media processor performance, will provide a good foundation for the realization and application of various low-cost, high-performance IP video surveillance products. IP monitors are continually replacing traditional monitors in new and existing security systems. We believe that our products are well positioned to participate in these trends.

Operations and Development Plan

We design, manufacture, assemble and market advanced and professional security systems that include H.264 IP Camera and DVS series, NVS Center Management System and high-end network DVR. We also offer our patent pending USCI8 Global Network Video Alarm Services Platform, This web based service platform provides ANV users with real time video monitoring, instant remote video storage, and instant VoIP/SMS/E-mail notification. ANV’s products and services are typically used for crime deterrence, real time direct viewing and secure off premises crime evidence preservation on our remote server.

 Our primary business focus is to provide a global network video alarm service utilizing the USCI8 Platform and H.264 IP Camera, DVS and DVR for our dealers, distributors, system integrators and government entities.

 Our products are employed in video alarm system installations in private residences; commercial and industrial properties; in Canada, the United States and the Peoples Republic of China.

 In November 2007 we entered into an agreement with an established electronics manufacturer in Guandong, Peoples Republic of China for the manufacture of H.264 IP Cameras, DVS, NVD and other security system  products to our specifications. We sell our products and video alarm services to wholesalers, dealers and installers We have also prepared a franchise offering document that complies with Canadian and Provincial Law and sold franchises for installation of our systems in Canada.  We have acquired three Canadian franchisees that are installing our systems and in 2008 we realized revenues from these efforts.  In addition we are directly marketing our systems in areas where we have not granted territories to franchisees. Included in these sales has been a shopping mall in Westminster California.  As of November 25, 2009 approximately 115 of our cameras were  installed in approximately 60 customer locations.

Our Products & Services

Our products are based on H.264 video compression technology. H.264 is a  high end standard for video compression that produces video output similar to MPEG4 while requiring lower data throughput rates.  H.264 uses the latest innovations in video compression technology to provide clear video quality from the a relatively small amount of video data. H.264 delivers the same quality as MPEG-2 at a third to half the data rate and up to four times the frame size of MPEG-4 Part 2 at the same data rate. We believe that because H.264 achieves the best compression efficiency  it will become  the preferred standard for a broad range of applications, such as IP Cameras and surveillance, HDTV, broadcast, DVD, video conferencing, remote health care, remote online education worldwide, video-on-demand, streaming and multimedia messaging.  H.264 delivers excellent quality across a wide operating range including 3G and HD. Applications of H.264 include high-quality video mobile phones, iChat, Internet, broadcast or satellite delivery, because H.264 provides exceptional performance at impressively low data rates.

We have spent about three years and invested approximately $ 3 million dollars  in developing our H.264 IP Cameras, DVS, NVD  hardware and software of  NVS ( “Network Video System”)  and  integrating  the Huawei chipset into our systems. Now we have successfully developed five series, and twenty varieties of H.264 IP products. We believe that every one of our products would require significant lead time for a potential competitor to replicate .

Presently, Texas Instrument and Huawei (a large privately owned China-based telecom equipment manufacture )  are the two largest companies in the world  capable of providing the H.264 chipset.  ANV and  its OEM factory are one of  six Huawei  H.264  licensees,  and ANV  also  is a primary partner of Huawei in North America.

Our product line consists of  five series and twenty varieties of  H.264  video  surveillance  equipment including the following:

1.	H.264 IP Camera series:

All of our cameras are designed to work with our central management software through a built in Web Server that allows remote control through a Web browser

ANV100-50SN IP Camera is an embedded device designed for network video surveillance application.  It is basic, full-color, wired, indoor network camera.

ANV101-50SN-IR is full-color, wireless, day and night dual-use, outdoor network camera with infrared lights; It is waterproof and has anti fog components. The infrared range can be up to 30 meters.  Applications include banks, supermarkets, office buildings and other places requiring night video surveillance.

The ANV102-50SN IP Camera is designed for network video surveillance application.

It is full-color, wired, infrared, day and night dual-use, indoor dome network camera.

ANV103 –D1  intelligent high-speed wireless Dome offers a super-clear, high integration solution for users by remote video surveillance based on local area networks (LAN) or wide Internet Area Network (WAN).It is equipped with zoom lens, and  high-performance digital signal processing (DSP) cameras, embedded platforms, and digital decoder integrated. It represents a new generation of high-tech surveillance product development trend. It supports arbitrary position and continuous scan, to achieve an omnidirectional surveillance; We believe it is suitable for large businesses,  intelligent buildings, banking security, urban roads, airport, and railway station .

The ANV104-WS  wireless IP Camera is designed for network video surveillance application. It uses the single chip SOC with powerful Linux RTOS (Real-time Operating System) to realize high performance and low cost digital video processing. Optimized H.264 video compression algorithm assures clearer and smoother video transmission.

ANV105-WS-RF-IR is a specialized integrated IP camera designed for the small and middle-size commercial or residential application. In addition, this IP camera can work with a wireless alarm gateway; support and integrate with remote controls and wireless detectors, such as infrared sensors, PIR, curtain sensors, smoke detectors, gas detectors and other devices. And there is also an unique emergency function for summoning help.

ANV106-WS-IR-RF is a specialized  integrated  IP camera designed for the small and middle-size commercial and residential systems.  This IP camera can work with our wireless alarm gateway; support  remote control and wireless detectors, such as infrared sensors, PIR, curtain sensors, smoke detectors, gas detectors and other devices.

ANV107-WS-IR is specialized  integrated IP camera designed for the small commercial and residential application.  This IP Camera is full-color, wireless, day and night dual-use, for use indoors where  economical integration network cameras with infrared lights is important and is roughly the size of  cell phone.

ANV200-50SN-WS  is an embedded Wireless & Storage IP camera device with WiFi and SD Card designed for network video surveillance application.  It uses the single chips SOC with powerful Linux RTOS (Real-time Operating System) realize high performance and low cost digital multimedia process.  Furthermore, central management software can be used for integrated surveillance and management of multiple network cameras where large video surveillance systems are required.

ANV201-MP-WS Series 2.0 mega pixel IP Camera is designed for high definition network surveillance based on Micron CMOS sensor with a high-performance multimedia processor. It adopts the embedded Linux OS. It supports H.264 Main Profile, Baseline Profile, MJPEG, JPEG and other  video encoding standards. It has the advanced mega pixel technology with SD card storage and still image capability. It can communicate with IPTV terminal devices. It is a set of video capture, image processing, video transmission, video storage, video management functions in one type of high-definition, high-performance network camera. The design concept is all in one (highly integrated), Ready to go (Plug and Play), which greatly facilitates the user to install, use and maintain. It will be marketed to customers in the  high-end surveillance market , including governments and banks where sophisticated and elaborate security system are frequently installed.

2.	DVS 300 series:

Digital Video Server (ANV H.264 DVS300 -1/2/4 CH -D1-WS) is an embedded surveillance device specially designed for network applications.  It can upgrade the existing analog CCTV camera to digital IP camera.

3.	NVD600

  This Network Video Decoder is an embedded large-scale decode device specially designed for network applications. DVR series:  It can transfer the digital video into analog video.

4.	Digital Video Recording Devices

DVR-4CH-D1-ABDS:  H.264 high-end full D1 realtime  4ch DVR,  up to 800 fps PAL/960 fps NTSC.

DVR-8CH-D1-ABDS: H.264 high-end full D1 realtime  8ch DVR,  up to 800 fps PAL/960 fps NTSC.

DVR-16CH-D1-ABDS: H.264 high-end full D1 realtime  16ch DVR,  up to 800 fps PAL/960 fps NTSC.

DVR-4CH-D1-LCD: H.264 LCD D1 4ch DVR with high quality video and superior network functions.

DVR-4CH-MOBILE: new H.264 4ch mobile DVR with special and powerful anti-shock designing.

5.	NVS Central Video Management Software (“CMS”).

The CMS can manage up to 1728 IP cameras simultaneously, and can set and control every IP camera separately, support 32 channels output of TV walls, centralized storage, data transmission and  electric map.

ANV provides a comprehensive line of products due to the many varied climatic and operational environments in which the products are expected to perform.  In addition to selling from a standard catalog line, the Company at times modifies an existing product to meet a customer’s requirements. Our products are concentrated principally among its iCam™ H.264 IP camera, DVS and DVR  product  lines.

Our competitive advantage is to offer our  patent pending USCI8™ global network video alarm services to the end user. This web based service platform provides ANV users with great ease of functions, including real time video monitoring , instant remotely video storage, life sharing, and instant e-mail, SMS (text to cell phone) and voice notification to customers. The systems are designed to provide instant- remote video storage in ANV server. We offer residential, small business and large business plans at prices ranging from $25CDN to $80CDN per month. Our platform capability can contain at least 40,000 registered end-users, and the bandwidth of our  remote storage center is able to accept over 10000 data streams entering storage at same time. The system is expandable to contain over millions end-users and ownership is dividable.

Customers

Our products are sold principally to wholesalers, independent dealers, installers, retail stores, system integrators, distributors and franchisees. Sales are made principally by field sales engineers and inside customer service representatives. Our sales effort is supported by in-house customer service coordinators and technical support groups which provide product information, application engineering, design detail, field project management, and hardware and software technical support.

We presently have three Canadian franchisees and other potential franchisees who may purchase franchises under one of two plans in China.  Our franchise agreements require the franchisee to purchase a franchise, to maintain an inventory, to pay a royalty, an advertising cost contribution and a fee related to our broadband (USCi8.com) monitoring service.  Our ultimate customer is a property owner who installs the product and pays for both the equipment and a monthly fee.  Our Canadian franchisees pay us $25,000 to $30,000 for their franchise and are required to maintain certain inventories. Our franchisees receive approximately 30% price differential from our listed prices and 40% of the monthly fee paid by the end user.

Internet Contract

We have entered into a bandwith service agreement with Peer 1 Network Enterprises, Inc. (“Peer 1” of Vancouver, B.C.)  The agreement with Peer 1 commenced January 21, 2008 and was for a one year term with automatic one year renewals absent notice of termination.  The agreement is in its first renewal term and required that we make certain up-front payments for equipment and pay a monthly fee that is dependent on bandwith usage.  During the year ended March 31, 2009 the total amount we paid to Peer 1 was $2,683.39.  We incurred a due of $ 1092 to Peer 1 during the quarter ended September 30, 2009.  We believe that Peer 1 has sufficient equipment and bandwith available to meet our needs for the foreseeable future.  However, if Peer 1 were no longer available to serve us or if we deemed it advisable not to renew our contract with Peer 1, management believes that many other bandwith service providers are available in the Vancouver area to meet our requirements at similar prices.

Manufacturing Contract

On November 30, 2007 we entered intro a manufacturing agreement (the “OEM Agreement”) with Shenzhen Huanghe Digital Technology Co., Ltd of Guandong, PRC (“SHDT”).  The OEM Agreement is for an one year term with automatic one year renewals and requires that SHDT manufacture products for us to our specification and warrant the same to conform to our specifications and be free from defects.  The OEM Agreement sets prices and delivery schedules for our orders and requires that SHDT be able to fulfill our requirements. We are obligated to defend SHDT should a claim be made that any of our  products infringe on the rights of others.  Management believes that SHDT can meet our requirements for the foreseeable future. If SHDT were unable to produce products for us, we would experience delays in receiving product and disruption to our operations, but we believe we would be able to locate an alternative manufacturer in the PRC.

Patent Application

In March 2009 we filed a US patent application, No12/405,147, which followed our provisional patent application  “Systems and Methods for Providing Web Based Self Serviced Video Monitoring and Security Features for Systems Comprising IP Video Terminals and Web Severs” in March 2008.  This patent relates to our web based system and management believes that it is central to our business.  However, we cannot give any assurance that a patent will be granted, and that if granted it will give meaningful protection from others or that our patent would not be found by a court to infringe upon patents held by others.

Our patent  application includes technology for (i)  A video security system having a server and a video terminal device including; (ii) At least one database for storing network and physical configuration information relating to the terminal device operable to remotely communicate with the server through a distributed network; (iii) One or multiple storage servers for storing video data received from the terminal devices; and (iv) A method of managing a video terminal device that includes  assigning a unique device ID to the video terminal device then sending an event and an associated video stream from the video terminal device to the Server, and storing the event and the associated video stream in a database and a storage server in association with the unique device ID.  Another method of storage set forth in our patent application  involves creating a user account on a Server, selecting services for associating with the devices, allocating storage server space for storing video data stream files, and making available to the user stored video files.

Competition

The video and alarm security services business is highly competitive and fragmented with a number of major firms and thousands of smaller regional and local companies. Competition is based primarily on price in relation to quality of service. Rather than compete purely on price, we emphasize the quality and special features of our  web-based video alarm security service.  Our competitors also include manufacturers and potential manufacturers of surveillance equipment.  Several of our competitors, such as ADT Worldwide, a subsidiary of Tyco Industries, Ltd. and Honeywell International, Inc. are large established multinational corporations with far greater resources than we do.  In the PRC we will compete with large dominant firms including China Security Surveillance and Technology, Inc.  All of these competitors have greater resources and name recognition than we do.  Other competitors include the following companies or their affiliates: Samsung, Sony, Panasonic, Axis, Tyco, D-link, Linksys, Vivotek, Basler, Tiandy, etc.  Several electronics manufacturers have the ability to make cameras and other surveillance system components competitive to ours but have elected not to enter this market to date.

Backlog

We do not currently have any material backlog and fill customer requirements on a current basis.

Sales, Marketing and Advertising

We market our products to consumers through our wholesaler, dealer, installer, franchisees as well as direct marketing efforts by our sales staff.  We promotes and markets our products and services through industry trade shows worldwide, product brochures and catalogues, direct marketing and electronic mailings to existing and prospective customers, webinars, in-house training seminars for customers and end users, road shows which preview new products and try usci8.com platform, and advertising through trade and end user magazines and newspaper, and our web site (www.anvsecuritygroup.com). ANV’s products are sold principally to independent wholesalers, dealers, installers, system integrators, and franchisees. Sales are made principally by field sales engineers and inside customer service representatives. ANV’s sales effort is supported by in-house customer service coordinators and technical support groups which provide product information, application engineering, design detail, field project management, and hardware and software technical support.

Environmental Matters

Laws and regulations relating to protection of the environment have not had a material impact on our business.

Proprietary Rights

In addition to our patent application we have entered into employment agreements with our key employees that require them to keep all of our proprietary information confidential and require that any invention of theirs while our employee, except for those not related to our business, becomes our property.  Our OEM Agreement provides us with similar protections.  We can not assure that such protections will prove adequate should they be challenged in litigation.

Research and Development

We are dependent on continual research and development efforts to maintain our competitive position with our products.  As of March 31, 2009 we had accumulated $142,274 of research and development expense but did not incur any research and development expense in the six months ended September 30, 2009.  However, we will again incur research and development expenses forn the balance of our fiscal year. Our research and development effort relates to product design and enhancement as well as computer source code and other programming matters.

Our R & D aspects are based on H.264 video techniques, combined with global advanced internet  tech, wired and wireless communication tech, surveillance and alarm tech, and telecom payment. We give our future R & D plan as follows:
Develop peer to peer technologies to enable more convenience in service provision; develop mobile applications to transmit surveillance video through mobile phones and automobiles;  develop simultaneous charging surveillance of IP Camera and retail POS terminals;  develop downloading and playing images through Google and YouTube;  realize the arbitrary storage of surveillance video;  develop intelligent facial recognition and registration plate recognition;  develop real time , remote health care, remote online education worldwide,  and other remote learning and  image-based applications

Employees

As of November 25, 2009, we had 7 employees in our Vancouver headquarters. All of which are full-time, including 2 in administrative and management, 3 in engineering and technical, and 2 in sales and marketing.

Seasonality

We do not anticipate that our business will be seasonal to any material extent although installation of outdoor security and surveillance systems may be more difficult during winter months in area with more severe climates.

Item 1A   Risk Factors

Risks Relating To Our Business

You should carefully consider the risks described below before investing in our publicly traded securities. The risks described below are not the only ones facing us. Our business is also subject to the risks that affect many other companies, such as competition, technological obsolescence, labor relations, general economic conditions, geopolitical events, climate change and international operations. Additional risks not currently known to us or that we currently believe are immaterial also may impair our business operations and our liquidity.

 We face risks related to general domestic and global economic conditions and to the current credit crisis.

Our current operating cash flows, which combined with access to the credit markets, provides us with significant discretionary funding capacity. However, the current uncertainty arising out of domestic and global economic conditions, including the recent disruption in credit markets, poses a risk to the economies in which we operate that has impacted demand for our products and services, and may impact our ability to manage normal relationships with our customers, suppliers and creditors. If the current situation deteriorates significantly, our business could be materially negatively impacted, including such areas as reduced demand for our products and services from a slow-down in the general economy, or supplier or customer disruptions resulting from tighter credit markets.

In order to grow at the pace expected by management, we will require additional capital to support our long-term business plan. If we are unable to obtain additional capital in future years, we may be unable to proceed with our long-term business plan and we may be forced to curtail or cease our operations.

We will require additional working capital to support our long-term business plan, which includes identifying suitable targets for horizontal or vertical mergers or acquisitions, so as to enhance the overall productivity and benefit from economies of scale. Our working capital requirements and the cash flow provided by future operating activities, if any, will vary greatly from quarter to quarter, depending on the volume of business during the period and payment terms with our customers. We may not be able to obtain adequate levels of additional financing, whether through equity financing, debt financing or other sources. Additional financings could result in significant dilution to our earnings per share or the issuance of securities with rights superior to our current outstanding securities. In addition, we may grant registration rights to investors purchasing our equity or debt securities in the future. If we are unable to raise additional financing, we may be unable to implement our long-term business plan, develop or enhance our products and services, take advantage of future opportunities or respond to competitive pressures on a timely basis, if at all. In addition, a lack of additional financing could force us to substantially curtail or cease operations.

We sometimes extend credit to our customers. Failure to collect the trade receivables or untimely collection could affect our liquidity.

We extend credit to some of our customers while generally requiring no collateral. Generally, our customers pay in installments, with a portion of the payment upfront, a portion of the payment upon receipt of our products by our customers and before the installation, and a portion of the payment after the installation of our products and upon satisfaction of our customer. Sometimes, a small portion of the payment will not be paid until after a certain period following the installation. We perform ongoing credit evaluations of our customers’ financial condition and generally have no difficulties in collecting our payments. However, if we encounter future problems collecting amounts due from our clients or if we experience delays in the collection of amounts due from our clients, our liquidity could be negatively affected.

If we are unable to attract and retain senior management and qualified technical and sales personnel, our operations, financial condition and prospects will be materially adversely affected.

Our future success depends in part on the contributions of our management team and key technical and sales personnel and our ability to attract and retain qualified new personnel. In particular, our success depends on the continuing employment of our CEO, Dr. Weixing Wang, our CFO, Ms. Yan Wang; our VP of Sales and Marketing, Mr. Xiaolin Yang; and our technical Officer, Mr. Tac Jiang. There is significant competition in our industry for qualified managerial, technical and sales personnel and we cannot assure you that we will be able to retain our key senior managerial, technical and sales personnel or that we will be able to attract, integrate and retain other such personnel that we may require in the future.  Many engineers and technicians obtain post-graduate or professional degrees, and the increased educational time required at the post-graduate level further restricts the pool of engineers and technicians available for employment.   We compete for all such personnel with other high tech companies in various fields.  There can be no assurance that we will be successful in hiring or retaining such qualified personnel. If we are not able to hire and retain qualified people to fill these positions, our competitive position would be adversely affected, which would have a material adverse effect on our business, financial condition and results of operations.

If we are unable to attract and retain key personnel in the future, our business, operations, financial condition, results of operations and prospects could be materially adversely affected.

Our growth strategy has required us to make acquisitions and to make additional acquisitions in the future, which could subject us to significant risks, any of which could harm our business.

Our growth strategy includes identifying and acquiring or investing in suitable candidates on acceptable terms.  We have from time to time entered into letters of intent to acquire several other companies. While all but one of these letters of intent have by their terms expired, the remaining letter of intent, dated November 12, 2009, is for us to acquire all of the shares of a non-affiliated equipment manufacturer in the Peoples Republic of China in exchange for 32,000,000 of our shares.  The consummation of this transaction is subject to many conditions including completion of due diligence, entry into a definitive agreement approval of the transaction by our board of directors and shareholders.  None of these conditions have occurred.  The transaction, if consummated, would result in our integrating manufacture of our products into our operations, but would also result in a substantial increase of the number of our shares outstanding.   The board of directors will only recommend the adoption of any definitive agreement to the shareholders if it deem such agreement to be beneficial and in our best interest of and the best interest our shareholders.  Any shareholder vote in connection with this acquisition will be undertaken in compliance with the applicable rules under the Securities Exchange Act of 1934, as amended.   Over time, we may acquire or make investments in other providers of products that complement our business and other companies in the security industry. The successful integration of these companies and any other acquired businesses require us to:

•	integrate and retain key management, sales, research and development, production and other personnel;

•	incorporate the acquired products or capabilities into our offerings from an engineering, sales and marketing perspective;

•	coordinate research and development efforts;

•	integrate and support pre-existing supplier, distribution and customer relationships; and

•	consolidate duplicate facilities and functions and combine back office accounting, order processing and support functions.

Acquisitions involve a number of risks and present financial, managerial and operational challenges, including:

•	diversion of management’s attention from running our existing business;

•	increased expenses, including travel, legal, administrative and compensation expenses resulting from newly hired employees;

•	increased costs to integrate personnel, customer base and business practices of the acquired company with our own;

•	adverse effects on our reported operating results due to possible write-down of goodwill associated with acquisitions;

•	potential disputes with sellers of acquired businesses, technologies, services, products and potential liabilities; and

•	dilution to our earnings per share if we issue common stock in any acquisition.

Moreover, performance problems with an acquired business, technology, product or service could also have a material adverse impact on our reputation as a whole. Any acquired business, technology, product or service could significantly under-perform relative to our expectations, and we may not achieve the benefits we expect from our acquisitions. Geographic distance between business operations, the compatibility of the technologies and operations being integrated and the disparate corporate cultures being combined also presents significant challenges. Acquired businesses are likely to have different standards, controls, contracts, procedures and policies, making it more difficult to implement and harmonize company-wide financial, accounting, billing, information and other systems. If we cannot overcome these challenges, we may not realize actual benefits from past and future acquisitions, which will impair our overall business results.

Our facilities, or facilities of our customers or suppliers, could be susceptible to natural disasters.

All of our facilities, and many of the facilities of our customers and suppliers, are located in China. Natural disasters, such as floods and earthquakes, occur frequently in China, and they pose substantial threats to businesses with operations there. As a developing country, China’s emergency-response ability is limited, and its ability to provide emergency reconstruction and other aid to businesses affected by natural disasters is limited. Should a natural disaster severely damage one of our facilities, or damage a major facility of one or more of our significant customers or suppliers, our business could be materially disrupted.

In the event that adequate insurance is not available or our insurance is not deemed to cover a claim, we could face liability.

We carry insurances that our management consider customary and adequate. The laws of the jurisdictions in which we operate, may limit or prohibit insurance coverage for punitive or certain other types of damages or liability arising from gross negligence. If we incur increased losses related to employee acts or omissions, or system failure, or if we are unable to obtain adequate insurance coverage at reasonable rates, or if we are unable to receive reimbursements from insurance carriers, our financial condition and results of operations could be materially and adversely affected.

Our quarterly operating results are likely to fluctuate, which may affect our stock price.

Our quarterly revenues, expenses, operating results and gross profit margins vary from quarter to quarter. As a result, our operating results may fall below the expectations of securities analysts and investors in some quarters, which could result in a decrease in the market price of our common stock. The reasons our quarterly results may fluctuate include:

•	seasonality inherent in the surveillance and safety industry;

•	variations in profit margins attributable to product mix;

•	changes in the general competitive and economic conditions;

•	delays in, or uneven timing in the delivery of, customer orders;

•	the introduction of new products by us or our competitors; and

Period to period comparisons of our results should not be relied on as indications of future performance.

We could face liability for our failure to respond adequately to alarm activations.

The nature of the services we provide potentially exposes us to greater risks of liability for employee acts or omissions or system failures that may be inherent in other businesses. In the event of litigation with respect to such matters, our financial condition and results of operations could be materially and adversely affected. In addition, the costs of such litigation could have an adverse effect on us.

Future government regulations or other standards could have an adverse effect on our operations.

Our operations are subject to a variety of laws, regulations and licensing requirements of national and local authorities in North American and China. In certain jurisdictions, we are required to obtain licenses or permits and to meet certain standards in the conduct of our business. The loss of such licenses, or the imposition of conditions to the granting or retention of such licenses, could have an adverse effect on us. In the event that these laws, regulations and/or licensing requirements change, we may be required to modify our operations or to utilize resources to maintain compliance with such rules and regulations. In addition, new regulations may be enacted that could have an adverse effect on us.

Our limited ability to protect our intellectual property, and the possibility that our technology could inadvertently infringe technology owned by others, may adversely affect our ability to compete.

We rely on a combination of trademarks, patent, copyrights, trade secret laws, confidentiality procedures and licensing arrangements to protect our intellectual property rights. A successful challenge to the ownership of our technology could materially damage our business prospects. Our competitors may assert that our technologies or products infringe on their patents or proprietary rights. We may be required to obtain from others licenses that may not be available on commercially reasonable terms, if at all. Problems with intellectual property rights could increase the cost of our products or delay or preclude our new product development and commercialization. If infringement claims against us are deemed valid, we may not be able to obtain appropriate licenses on acceptable terms or at all. Litigation could be costly and time-consuming but may be necessary to protect our technology license positions or to defend against infringement claims. We have applied for a United States patent for our web based security systems.  No assurance can be given that we will be granted a patent, that, if granted, any patent will provide us with meaningful protection from infringement by others or that any patent that we may be granted will not be held by a court to infringe on the rights of others.  The loss of patent protection could materially adversely affect our business.

We Need Substantial Additional Capital

We have experienced recurring net losses, including net losses of $ 82,652  for the quarter ended June 30, 2009 and $340,555  for the year ended March 31, 2009, and we had current assets of $365,512 at June 30, 2009 (unaudited).  Our plan is to increase production of our products as well as the geographical scope of our operations.  Our present resources and operating revenue is insufficient to fund these plans.   Therefore, we require substantial additional funds to finance our business activities on an ongoing basis and to implement our expansion strategy portraying our company as one with sufficient financial strength and stability to attract government and larger business customers. Accordingly, we intend to seek additional financing following the filing of this registration statement. We do not have any commitments or arrangements to obtain any additional equity capital, and there can be no assurance that the additional financing we require would be available on reasonable terms, if at all.  The unavailability of additional financing could require us to delay, scale back or terminate our plans to expand our business.

Product Failure, Marketplace Reputation and Liability

Through our wholesalers, dealers, installers, franchisees and direct operations we intend to install hundreds and eventually thousands of security systems.  Should any of our systems fail to perform as promised due to a product defect or a faulty installation, our reputation could be marred by adverse publicity.  We could be liable for damages suffered by our customer. Consequently our operating results and stock price could suffer.

We intend to become subject to the periodic reporting requirements of the Securities Exchange  Act of 1934 that will require us to incur audit fees and legal fees in connection with the preparation of such reports.  These additional costs could reduce or eliminate our ability to earn a profit.

Commencing sixty days after the filing of this registration  statement  on Form 10 ,  we will be required to file  periodic  reports with the Securities and Exchange  Commission  pursuant to the Securities  Exchange Act of 1934 and the  rules and  regulations  promulgated thereunder.  In order to comply with these requirements, our independent registered public accounting firm will have to review our financial statements on a quarterly basis and audit our financial statements on an annual basis.  Moreover, our legal counsel will have to review and assist in the preparation of such reports.  The costs charged by these professionals for such services cannot be accurately predicted at this time because factors such as the number and type of transactions that we engage in and the complexity of our reports cannot be determined at this time and will have a major affect on the amount of time to be spent by our auditors and attorneys.  However, our incurring these costs will obviously be an expense to our operations and thus have a negative effect on our ability to meet our overhead requirements and earn a profit. We may be exposed to potential risks resulting from new requirements under Section 404 of the Sarbanes-Oxley Act of 2002. If we cannot provide reliable financial reports or prevent fraud, our business and operating results could be harmed, investors could lose confidence in our reported financial information, and the trading price of our common stock, if a market ever develops, could drop significantly.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, as amended by SEC Release 33-8934 on June 26, 2008 we will be required, beginning with our fiscal year ending June 30, 2010, to include in our annual report our assessment of the effectiveness of our internal control over financial reporting as of the end of the fiscal year ending June 30, 2010. Furthermore, in the following year, our independent registered public accounting firm will be required to report separately on whether it believes that we have maintained, in all material respects, effective internal control over financial reporting. We have not yet completed any assessment of the effectiveness of our internal control over financial reporting. We expect to incur additional expenses and diversion of management’s time as a result of performing the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Our officers have no experience in managing a public company.

Our present officers have no previous experience in managing a public company and we do not have a sufficient number of employees to segregate responsibilities and may be unable to afford increasing our staff or engaging outside consultants or professionals to overcome our lack of employees. During the course of our testing, we may identify other deficiencies that we may not be able to remediate in time to meet the deadline imposed by the Sarbanes-Oxley Act for compliance with the requirements of Section 404. In addition, if we fail to achieve and maintain the adequacy of our internal controls, as such standards are modified, supplemented or amended from time to time, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act. Moreover, effective internal controls, particularly those related to revenue recognition, are necessary for us to produce reliable financial reports and are important to help prevent financial fraud. If we cannot provide reliable financial reports or prevent fraud, our business and operating results could be harmed, investors could lose confidence in our reported financial information, and the trading price of our common stock, if a market ever develops, could drop significantly.

Competition

We face a variety of competitive challenges from other security and surveillance companies in every market where we operate or plan to operate.  Many of our competitors will be large multinational or market dominant companies whom have greater financial and marketing resources than we do and may be able to adapt to changes in consumer preferences or requirements more quickly, devote greater resources to the marketing and sale of their products or adopt more aggressive pricing policies than we can.

Control by Management

Our company is effectively controlled by management, specifically Weixing Wang ,Yan Wang and Ming Li who beneficially own 18,640,000 shares or 56.1%  of our 33,180,000  issued and outstanding shares of common stock as of November 25, 2009.  Accordingly, they will be able to elect our board of directors and control our corporate affairs for the foreseeable future.

Dependence of Third Party Supplier

We have entered into an OEM Agreement with SHDT and an internet services agreement with Peer 1.  A failure of either of these parties to perform in accordance with the terms of their agreement with us could have a material adverse effect on our results of operations and negatively impact our stock price.

RISKS RELATED TO OUR INDUSTRY

Our success relies on our management’s ability to understand the highly evolving network surveillance and safety industry.

The network surveillance and safety industry is nascent and rapidly evolving. Therefore, it is critical that our management is able to understand industry trends and make good strategic business decisions. If our management is unable to identify industry trends and act in response to such trends in a way that is beneficial to us, our business will suffer.

If we are unable to respond to the rapid changes in our industry and changes in our customer’s requirements and preferences, our business, financial condition and results of operations could be adversely affected.

If we are unable, for technological, legal, financial or other reasons, to adapt in a timely manner to changing market conditions or customer requirements, we could lose customers and market share. The network surveillance and safety industry is characterized by rapid technological change. Sudden changes in customer requirements and preferences, the frequent introduction of new products and services embodying new technologies and the emergence of new industry standards and practices could render our existing products, services and systems obsolete. The emerging nature of products and services in the network  surveillance and safety industry and their rapid evolution will require that we continually improve the performance, features and reliability of our products and services. Our success will depend, in part, on our ability to:

•	enhance our existing products and services;

•
anticipate changing customer requirements by designing, developing, and launching new products and services that address the increasingly sophisticated and varied needs of our current and prospective customers; and

•	respond to technological advances and emerging industry standards and practices on a cost-effective and timely basis.

The development of additional products and services involves significant technological and business risks and requires substantial expenditures and lead time. If we fail to introduce products with new technologies in a timely manner, or adapt our products to these new technologies, our business, financial condition and results of operations could be adversely affected. We cannot assure you that even if we are able to introduce new products or adapt our products to new technologies that our products will gain acceptance among our customers. In addition, from time to time, we or our competitors may announce new products, product enhancements or technological innovations that have the potential to replace or shorten the life cycles of our existing products and that may cause customers to refrain from purchasing our existing products, resulting in inventory obsolescence.

We may not be able to maintain or improve our competitive position of strong competition in the network surveillance and safety industry, and we expect this competition to continue to intensify.

The North American and Chinese network  surveillance and safety industry is highly competitive, we also face competition from international competitors. Some of our international competitors are larger than us and possess greater name recognition, assets, personnel, sales and financial resources. These entities may be able to respond more quickly to changing market conditions by developing new products and services that meet customer requirements or are otherwise superior to our products and services and may be able to more effectively market their products than we can because they have significantly greater financial, technical and marketing resources than we do. They may also be able to devote greater resources than we can to the development, promotion and sale of their products. Increased competition could require us to reduce our prices, result in our receiving fewer customer orders, and result in our loss of market share. We cannot assure you that we will be able to distinguish ourselves in a competitive market. To the extent that we are unable to successfully compete against existing and future competitors, our business, operating results and financial condition could be materially adversely affected.

Our business and reputation as a OEM manufacturer of high quality H.264 IP products may be adversely affected by product defects or performance.

We believe that we offer high quality products that are reliable and competitively priced. If our products do not perform to specifications, we might be required to redesign or recall those products or pay substantial damages. Such an event could result in significant expenses, disrupt sales and affect our reputation and that of our products. In addition, product defects could result in substantial product liability. We do not have product liability insurance. If we face significant liability claims, our business, financial condition, and results of operations would be adversely affected.

Our product offerings involve a lengthy sales cycle and we may not anticipate sales levels appropriately, which could impair our profitability.

Some of our products and services are designed for medium to large commercial, industrial and government facilities desiring to protect valuable assets and/or prevent intrusion into high security facilities.  Given the nature of our products and the customers that purchase them, sales cycles can be lengthy as customers conduct intensive investigations and deliberate between competing technologies and providers. For these and other reasons, the sales cycle associated with some of our products and services is typically lengthy and subject to a number of significant risks over which we have little or no control. If sales in any period fall significantly below anticipated levels, our financial condition and results of operations could suffer.

RISKS RELATED TO DOING BUSINESS IN CHINA

Adverse changes in political and economic policies of the PRC government could impede the overall economic growth of China, which could reduce the demand for our products and damage our business.

Our growth strategy includes acquiring or investing in suitable candidates on acceptable terms in China.  We have also from time to time entered into letters of intent to acquire several other companies in China . We also produce our products through an OEM in China. Accordingly, our business, financial condition, results of operations and prospects are affected significantly by economic, political and legal developments in China. The PRC economy differs from the economies of most developed countries in many respects, including:

•	the higher level of government involvement;

•	the early stage of development of the market-oriented sector of the economy;

•	the rapid growth rate;

•	the higher level of control over foreign exchange; and

•	the allocation of resources.

As the China economy has been transitioning from a planned economy to a more market-oriented economy, the China government has implemented various measures to encourage economic growth and guide the allocation of resources. While these measures may benefit the overall China economy, they may also have a negative effect on us.

Although the China government has in recent years implemented measures emphasizing the utilization of market forces for economic reform, the China government continues to exercise significant control over economic growth in China through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and imposing policies that impact particular industries or companies in different ways.

Any adverse change in the economic conditions or government policies in China could have a material adverse effect on the overall economic growth and the level of surveillance and safety investments and expenditures in China, which in turn could lead to a reduction in demand for our products and consequently have a material adverse effect on our business and prospects.

Uncertainties with respect to the China legal system could limit the legal protections available to you and us.

Our operating subsidiaries are generally subject to laws and regulations applicable to foreign investments in China and, in particular, laws applicable to foreign-invested enterprises. The China legal system is based on written statutes, and prior court decisions may be cited for reference, but have limited precedential value. Since 1979, a series of new China laws and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, since the China legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties, which may limit legal protections available to you and us. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention.

China’s government exerts substantial influence over the manner in which we conduct our business activities.

China’s government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. Our ability to operate in China may be harmed by changes in its laws and regulations, including those relating to taxation, import and export tariffs, environmental regulations, land use rights, property and other matters. We believe that our operations in China are in material compliance with all applicable legal and regulatory requirements. However, the central or local governments of the jurisdictions in which we operate may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations.

Accordingly, government actions in the future, including any decision not to continue to support recent economic reforms and to return to a more centrally planned economy or regional or local variations in the implementation of economic policies, could have a significant effect on economic conditions in China or particular regions thereof and could require us to divest ourselves of any interest we then hold in Chinese properties or joint ventures.

Restrictions on currency exchange may limit our ability to receive and use our sales revenue effectively.

Some  of our sales revenue and/or expenses are or will occur in China and be denominated in Renminbi. Under PRC law, the Renminbi is currently convertible under the “current account,” which includes dividends and trade and service-related foreign exchange transactions, but not under the “capital account,” which includes foreign direct investment and loans. In the future, our China operating subsidiaries may purchase foreign currencies for settlement of current account transactions, including payments of dividends to us, without the approval of the State Administration of Foreign Exchange (the “SAFE”), by complying with certain procedural requirements. However, the relevant China governmental authorities may limit or eliminate our ability to purchase foreign currencies in the future. Since a significant amount of our future revenue will be denominated in Renminbi, any existing and future restrictions on currency exchange may limit our ability to utilize revenue generated in Renminbi to fund our business activities outside China that are denominated in foreign currencies.

Foreign exchange transactions by China operating subsidiaries under the capital account continue to be subject to significant foreign exchange controls and require the approval of or need to register with PRC government authorities, including SAFE. In particular, if our China operating subsidiaries borrow foreign currency through loans from us or other foreign lenders, these loans must be registered with SAFE, and if we finance the subsidiaries by means of additional capital contributions, these capital contributions must be approved by certain government authorities, including the Ministry of Commerce, or their respective local counterparts. These limitations could affect our China operating subsidiaries’ ability to obtain foreign exchange through debt or equity financing.

We may be unable to complete a business combination transaction efficiently or on favorable terms due to complicated merger and acquisition regulations which became effective on September 8, 2006.

On August 8, 2006, six PRC regulatory agencies, including the CSRC, promulgated the Regulation on Mergers and Acquisitions of Domestic Companies by Foreign Investors, which became effective on September 8, 2006. This new regulation, among other things, governs the approval process by which a China company may participate in an acquisition of assets or equity interests. Depending on the structure of the transaction, the new regulation will require the China parties to make a series of applications and supplemental applications to the government agencies. In some instances, the application process may require the presentation of economic data concerning a transaction, including appraisals of the target business and evaluations of the acquirer, which are designed to allow the government to assess the transaction. Government approvals will have expiration dates by which a transaction must be completed and reported to the government agencies. Compliance with the new regulations is likely to be more time consuming and expensive than in the past and the government can now exert more control over the combination of two businesses. Accordingly, due to the new regulation, our ability to engage in business combination transactions has become significantly more complicated, time consuming and expensive, and we may not be able to negotiate a transaction that is acceptable to our stockholders or sufficiently protect their interests in a transaction.

The new regulation allows China government agencies to assess the economic terms of a business combination transaction. Parties to a business combination transaction may have to submit to the Ministry of Commerce and other relevant government agencies an appraisal report, an evaluation report and the acquisition agreement, all of which form part of the application for approval, depending on the structure of the transaction. The regulations also prohibit a transaction at an acquisition price obviously lower than the appraised value of the China business or assets and in certain transaction structures, require that consideration must be paid within defined periods, generally not in excess of a year. The regulation also limits our ability to negotiate various terms of the acquisition, including aspects of the initial consideration, contingent consideration, holdback provisions, indemnification provisions and provisions relating to the assumption and allocation of assets and liabilities. Transaction structures involving trusts, nominees and similar entities are prohibited. Therefore, such regulation may impede our ability to negotiate and complete a business combination transaction on financial terms that satisfy our investors and protect our stockholders’ economic interests.

In addition to the above risks, in many instances, we will seek to structure transactions in a manner that avoids the need to make applications or a series of applications with Chinese regulatory authorities under these new M&A regulations. If we fail to effectively structure an acquisition in a manner that avoids the need for such applications or if the Chinese government interprets the requirements of the new M&A regulations in a manner different from our understanding of such regulations, then acquisitions that we have effected may be unwound or subject to rescission. Also, if the Chinese government determines that our structure of any of our acquisitions does not comply with these new regulations, then we may also be subject to fines and penalties.

Fluctuations in exchange rates could adversely affect our business and the value of our securities.

The value of our common stock will be indirectly affected by the foreign exchange rate between U.S. dollars and the Renminbi and between those currencies and other currencies in which our sales may be denominated. Because we OEM and import products from China and some of our earnings are denominated in Renminbi and our financial results are reported in U.S. dollars, fluctuations in the exchange rate between the U.S. dollar and the Renminbi will affect our balance sheet and our earnings per share in U.S. dollars. In addition, appreciation or depreciation in the value of the Renminbi relative to the U.S. dollar would affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business or results of operations. Fluctuations in the exchange rate will also affect the relative value of any dividend we issue that will be exchanged into U.S. dollars and earnings from, and the value of, any U.S. dollar-denominated investments we make in the future.

Since July 2005, the Renminbi has no longer been pegged to the U.S. dollar. Although the People’s Bank of China regularly intervenes in the foreign exchange market to prevent significant short-term fluctuations in the exchange rate, the Renminbi may appreciate or depreciate significantly in value against the U.S. dollar in the medium to long term. Moreover, it is possible that in the future the China  authorities may lift restrictions on fluctuations in the Renminbi exchange rate and lessen intervention in the foreign exchange market.

Very limited hedging transactions are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may enter into hedging transactions in the future, the availability and effectiveness of these transactions may be limited, and we may not be able to successfully hedge our exposure at all. In addition, our foreign currency exchange losses may be magnified by China exchange control regulations that restrict our ability to convert Renminbi into foreign currencies.

Currently, some of our raw materials, components and major equipment are imported. In the event that the U.S. dollars appreciate against Renminbi, our costs will increase. If we cannot pass the resulting cost increases on to our customers, our profitability and operating results will suffer.

Risks Relating to Our Common Stock

Limitations upon Broker-Dealers Effecting Transactions in "Penny Stocks"

Trading in our common stock is subject to material limitations as a consequence of regulations which limits the activities of broker-dealers effecting transactions in "penny stocks."  Pursuant to Rule 3a51-1 under the Exchange Act, our common stock is a "penny stock" because it (i) is not listed on any national securities exchange or The NASDAQ Stock Market™, (ii) has a market price of less than $5.00 per share, and (iii) its issuer (the Company) has net tangible assets less than $2,000,000 (if the issuer has been in business for at least three (3) years) or $5,000,000 (if the issuer has been in business for less than three (3) years).

Rule 15g-9 promulgated under the Exchange Act imposes limitations upon trading activities on "penny stocks", which makes selling our common stock more difficult compared to selling securities which are not "penny stocks."  Rule 15a-9 restricts the solicitation of sales of "penny stocks" by broker-dealers unless the broker first (i) obtains from the purchaser information concerning his financial situation, investment experience and investment objectives, (ii) reasonably determines that the purchaser has sufficient knowledge and experience in financial matters that the person is capable of evaluating the risks of investing in "penny stocks", and (iii) delivers and receives back from the purchaser a manually signed written statement acknowledging the purchaser's investment experience and financial sophistication.

Rules 15g-2 through 15g-6 promulgated under the Exchange Act require broker-dealers who engage in transactions in "penny stocks" first to provide their customers with a series of disclosures and documents, including (i) a standardized risk disclosure document identifying the risks inherent in investing in "penny stocks", (ii) all compensation received by the broker-dealer in connection with the transaction, (iii) current quotation prices and other relevant market data, and (iv) monthly account statements reflecting the fair market value of the securities.

There can be no assurance that any broker-dealer which initiates quotations for the Common Stock will continue to do so, and the loss of any such broker-dealer likely would have a material adverse effect on the market price of our common stock.

No Active or Regular Market

Although our common stock has been quoted on the Pink Sheets since October 31. 1985 there have been no trades recorded in our common stock for several years. We are taking steps, including the filing of this registration statement, to encourage the development of an orderly and active trading market.  After the completion of this registration statement we intend to seek to have our stock included on the Over – The - Counter - Bulletin Board maintained by FINRA (“OTCBB”) or a higher exchange. However, even if our stock is included on the OTCBB it is possible that no market-maker will want to provide such quotations. Even if our common stock is quoted on the OTCBB, the OTCBB also provides a limited trading market similar to the Pink Sheets. The OTCBB and the Pink Sheets are not stock exchanges, and trading of securities on the OTCBB or the Pink Sheets is often more sporadic than the trading of securities listed on a quotation system such as the NASDAQ Stock Market or a stock exchange such as the American Stock Exchange.

Companies quoted for trading on the OTCBB must be reporting issuers under Section 12 of the Exchange Act and must be current in their reports under Section 13 of the Exchange Act, in order to maintain price quotation privileges on the OTCBB. If our common stock is quoted on the OTCBB, and we fail to remain current on our reporting requirements, we could be removed from the OTBB. As a result, the market liquidity for our securities could be severely adversely affected by limiting the ability of broker-dealers to sell our securities and the ability of stockholders to sell their securities in the secondary market. In addition, we may be unable to regain our quotation privileges on the OTCBB, which may have an adverse material effect on our business.

Accordingly, there can be no assurance as to the liquidity of any present or future markets that may develop for our common stock, the ability of holders of our common stock to sell our common stock, or the prices at which holders may be able to sell our common stock.

  Shares Eligible for Future Sale

The sale of a substantial number of shares of our common stock, or the perception that such sales could occur, could adversely affect prevailing market prices for our common stock.  In addition, any such sale or perception could make it more difficult for us to sell equity, or equity related, securities in the future at a time and price that we deem appropriate.  If and when this registration statement becomes effective and we become subject to the reporting requirements of the Exchange Act, we might elect to adopt a stock option plan and file a registration statement under the Securities Act registering the shares of common stock reserved for issuance thereunder.  Following the effectiveness of any such registration statement, the shares of common stock issued under such plan, other than shares held by affiliates, if any, would be immediately eligible for resale in the public market without restriction.

The sale of shares of our common stock which are not registered under the Securities Act, known as “restricted” shares, typically are effected under Rule 144.  At November 25, 2009 we had outstanding an aggregate of 32,938,000 shares of restricted common stock.  In accordance with the recent amendments to Rule 144, since we formerly were a “shell” company no shares of our restricted common stock are eligible for sale under Rule 144 until we become subject to the reporting requirements of the Exchange Act, i.e., until this registration statement becomes effective, and then only if we thereafter have complied with our reporting requirements under the Exchange Act for the next 12 months.  No prediction can be made as to the effect, if any, that future sales of “restricted” shares of our common stock, or the availability of such shares for future sale, will have on the market price of our common stock or our ability to raise capital through an offering of our equity securities.

The sale of a substantial number of shares of our common stock, or the perception that such sales could occur, could adversely affect prevailing market prices for our common stock.  In addition, any such sale or perception could make it more difficult for us to sell equity, or equity related, securities in the future at a time and price that we deem appropriate.  If and when this registration statement becomes effective and we become subject to the reporting requirements of the Exchange Act, we might elect to adopt a stock option plan and file a registration statement under the Securities Act registering the shares of common stock reserved for issuance thereunder.  Following the effectiveness of any such registration statement, the shares of common stock issued under such plan, other than shares held by affiliates, if any, would be immediately eligible for resale in the public market without restriction.

 No Dividends

We never have paid any dividends on our common stock and we do not intend to pay any dividends in the foreseeable future.

Item 2: Financial Information

The following tables summarize certain information from our financial statements appearing elsewhere in this registration statement.  The reader is directed to such financial statements and the accompanying notes for a full explanation of the information set forth below:

Balance Sheet Data:

	As of March 31,		As of September 30,
	2009	2008	2009
			(unaudited)

Total Current Assets	$89,763	$277,427	$429,353
Property and Equipment	$21,266	$6,242	$23,180
Intangible Assets	$1,034,627	$1,239,864	$1,299,547
Total Assets	$1,145,616	$1,523,534	$1,752,080

Total Liabilities	$4,345	$10,949	$9,355
Stockholders’ Equity	$1,141,261	$1,512,857	S1,742,725
Total Liabilities and Stockholder’s Equity	$1,145,616	$1,523,534	$1,752,080

Statement of Operations Data

	For the year ended March 31,		For the six months ended September 30,
	2009	2008	2009	2008
			(unaudited)

Revenues	$20,820	$-	$11,099	$10,878
Cost of Sales	$14,790	$-	$3,475	$5,715
Gross Profit	$6,030	$-	$7,624	$5,163
Expenses	$361,229	$19,217	$159,949	$243,344
Other Income (Expense)	$4,745	$(197)	$(8,099)	$149
Net (Loss)	$(350,455)	$(19,415)	$(160,424)	$(238,032)
Foreign Currency
Translation	$(270,752)	$143,909	$272,168	$543,233
Comprehensive Income (Loss)	$(621,207)	$124,494	$112,374	$305,201
Net Income (Loss) per share	$(0.01)	$(0.01)	$0.00	$(0.09)

Fiscal Year ended March 31, 2009 compared to Fiscal Year ended March 31, 2008

Revenues.  We had revenues of $20,820 in FY 2009 and no revenues in 2008 as FY 2008 was devoted to product design and establishing a business model.  FY 2009 reflects an initial roll out of our business model in Canada for a portion of the year, Canada being our first and the smallest of out three initial planned markets.  We anticipate opening several Company owned stores in the United States during calendar 2010 at a cost of approximately $25,000 to $35,000 each and, based upon the results of these stores initiating a United States franchise sale program late in calendar 2010.  The costs of opening a Company operated store include inventory, real estate costs, employee expense and promotional expenses such as advertising. We plan a similar program in China, but the costs to open a Company owned store are significantly lower due to lower rent, employee and promotional costs and are anticipated to be approximately $10,000 per retail store.  The size and scope of each of these programs will be governed by management’s assessment of the Company’s capital resources and can not be specified at this time.

Cost of Revenue; Gross Profit.  Our cost of revenue in FY 2009 was $14,790, yielding a gross profit of $6,030 or 29% of revenues.  We had no revenues, cost of revenues or gross profit in FY 2008.  We anticipate that as revenues increase we will increase our gross profit margins.

Operating Expenses

Operating expenses increased to $361,229 in FY 2009 compared to $19,217 in FY 2008 as we began manufacturing and marketing efforts in FY 2009.

Net Loss; Comprehensive Loss

Because FY 2009 was a year where we engaged in activities such as attempting to market franchises and initiated manufacturing, we incurred expenses which positioned us to potentially realize income in future years, but did not result in income during the 2009 FY.  Accordingly our net loss increased to $(350,455) in 2009 FY from $(19,415) in 2008 FY.  The comprehensive loss for 2009 FY was further adversely affected by a loss in currency translation of $(270,752) compared to a gain of $143,909 in 2008 FY largely as a result of the Canadian Dollar faring poorly against the US Dollar  As a result comprehensive loss  was $(621,207) in FY 2009 compared to income of $124,494 in 2008 FY.

First two quarters Quarter FY 2010 v First two Quarters Quarter FY 2009

Revenues.  We had revenues of $11,099 in the first six months of FY 2010 and revenues of $10,878 for the first six months1 of FY 2009 as FY 2009 was devoted to product design and establishing a business model.  Q1 of FY 2010 reflects an initial roll out of our business model in Canada, Canada being our first and the smallest out three initial planned markets.  As we are in the early stages of developing this market we expect that revenues and results will fluctuate from quarter to quarter. We anticipate opening several Company owned stores in the United States during calendar 2010 at a cost of approximately $25,000 to $35,000 each and, based upon the results of these stores initiating a United States franchise sale program late in calendar 2010.  The costs of opening a Company operated store include inventory, real estate costs, employee expense and promotional expenses such as advertising. We plan a similar program in China, but the costs to open a Company owned store are significantly lower due to lower rent, employee and promotional costs and are anticipated to be approximately $10,000 per retail store.  The size and scope of each of these programs will be governed by management’s assessment of the Company’s capital resources and can not be specified at this time.

Cost of Sales; Gross Profit.  Our cost of sales in the first six months of FY 2010 was $3,475, yielding a gross profit of $7,624 or 69% of sales.  Our cost of sales in the first six months of FY 2009 was $$5,715, yielding a gross profit of $5,163 or 47% of sales.  We anticipate that as revenues increase we will increase our gross profit margins, but management does not believe that we should draw significant conclusions from these limited results..

Operating Expenses

Operating expenses decreased to 159,949 in the first six months of FY 2010 compared to $243,344 in the first six months of  of FY 2009 as decreases in general and administrative expense, research and development and advertising were partially offset by increased commissions, payroll and professional fees.

Net Loss; Comprehensive Loss

Our net loss and comprehensive loss consists of two parts: net operating gain (loss) and foreign currency translation adjustments. Because all our transactions are recorded in Canadian dollars, we need to exchange them into US dollar using the exchange rate for different period when we release the financial statements to the public. If exchange rate fluctuates and if we have the balance of asset, liability or equity, the foreign currency translation adjustments will be large.

For the six  months ended September 30, 2009, the net loss was -$(160,424), but foreign currency translation adjustment gain was $272,798, so the comprehensive income is $112,374. (Because we have substantial intangible assets the foreign transaction adjustment is large). For the six months ended September 30, 2008,  the net loss is -$(238,032) but foreign currency translation adjustment gain is $543,233 so the comprehensive income is $305,201. (Because we have substantial intangible assets the foreign transaction adjustment is large)

Liquidity and Capital Resources

As of September 30, 2009, we had $ 209,055 of cash on hand and  current assets totaling $ 429,353 .  We are in need of working capital if we are to pursue our business plan.  Management believes that once we obtain an OTCBB listing, which we will seek upon completion of this registration statement, we will be able to seek additional funding through a private placement.   We intend to raise a minimum of $500,000  and a maximum of $3,500,000  although no assurance can be given that we will be successful in these efforts or that such funds can be raised on terms that will not substantially dilute the interests of our present stockholders or that if such funds are raised we will prove successful in our business.

If we are able to raise funds we anticipate applying them as follows:

	If $500, 000 is raised	If $ 3,500,000 is raised

Marketing	$100,000	$250,000

R & D	$130,000	$250,000

Production	$150,000	$250,000

Salaries	$120,000	$250,000

Equipment	$0	$2,000,000

If we are unable to raise additional funding as set forth above we will seek to continue our operations at their present levels and to grow in a slower, more measured, fashion.  We estimate approximately $30,000 per year in professional fees and $10,000 in other casts related to operating as a public company which will have to be funded either from working capital or operating cash flow.  The need for these funds may further adversely affect our ability to operate at desired levels.  We have entered into letters of intent for the acquisition of other entities, but since these acquisitions, even if they are completed, contemplate the payment of the purchase price solely in our stock with no cash component, we do not believe that they will result in immediate demands upon our capital resources.  While all but one of these letters of intent have by their terms expired, the remaining letter of intent, dated November 12, 2009, is for us to acquire all of the shares of a non-affiliated equipment manufacturer in the Peoples Republic of China in exchange for 32,000,000 of our shares.  The consummation of this transaction is subject to many conditions including completion of due diligence, entry into a definitive agreement approval of the transaction by our board of directors and shareholders.  None of these conditions have occurred.  The transaction, if consummated, would result in our integrating manufacture of our products into our operations, but would also result in a substantial increase of the number of our shares outstanding.   The board of directors will only recommend the adoption of any definitive agreement to the shareholders if it deem such agreement to be beneficial and in our best interest of and the best interest our shareholders.  Since we do not have audited financial information with respect to this entity, we are unable to predict the impact of such acquisition on our financial condition and liquidity.   Our CEO has orally committed to advance us such funds as are necessary to fund our operations over the next 24 months should the need arise.  While this commitment will allow us to operate for the next 24 months, it is not a legally binding agreement.

 Off-Balance Sheet Arrangements

We do not have any off balance sheet arrangements that are reasonably likely to have a current or future effect on our financial condition, revenues, and results of operations, liquidity or capital expenditures.

CRITICAL ACCOUNTING POLICIES AND USE OF ESTIMATES

The methods, estimates and judgments we use in applying our accounting policies have a significant impact on the results we report in our financial statements and which we discussed above in this Item 2. Some of our accounting policies require us to make difficult and subjective judgments, often as a result of the need to make estimates of matters that are inherently uncertain. We believe our critical accounting policies are those described below.

Summary of Significant Accounting Policies

a)	Basis of Presentation

These financial statements and related notes are presented in accordance with accounting principles generally accepted in the United States, and are expressed in US dollars. The Company’s fiscal year-end is March 31.

b)	Principles of Consolidation

These consolidated financial statements include the accounts of Canada ANV Systems Inc. and its wholly-owned subsidiary, ANV Video Alarm Service Inc which was incorporated in British Columbia, Canada on May 30, 2008. All intercompany accounts and transactions have been eliminated in consolidation.

c)	Use of Estimates

The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  The Company regularly evaluates estimates and assumptions related to useful life and recoverability of long-lived assets, donated expenses, and deferred income tax valuation allowances. The Company bases its estimates and assumptions on current facts, historical experience and various other factors that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the accrual of costs and expenses that are not readily apparent from other sources. The actual results experienced by the Company may differ materially and adversely from the Company’s estimates. To the extent there are material differences between the estimates and the actual results, future results of operations will be affected.

d)	Reclassification

Certain account reclassifications have been made to the financial statements of the prior year in order to conform to classifications used in the current year. These changes had no impact on previously stated financial statements of the Company.

e)	Comprehensive Income (Loss)

SFAS No. 130, “Reporting Comprehensive Income,” establishes standards for the reporting and display of comprehensive loss and its components in the financial statements. As at March 31, 2009, the Company’s only component of comprehensive income consisted of foreign currency translation adjustments.

f)	Cash and Cash Equivalents

The Company considers all highly liquid instruments with maturity of three months or less at the time of issuance to be cash equivalents.

g)	Concentration of Credit Risks

Financial instruments which potentially subject the Company to concentrations ofcredit risk consist principally of cash and trade accounts receivable. The Company places its cash with high credit quality financial institutions in Canada.  The Company has not experienced any losses in such bank accounts through March 31, 2009. At March 31,our bank deposits were as follows:

COUNTRY	2009	2008
Canada	$28,470	$186,631
Total cash and cash equivalents	$28,470	$186,631

In an effort to mitigate any potential risk, the Company periodically evaluates the credit quality of the financial institutions at which it holds deposits.

h)	Accounts Receivable

Accounts receivable are presented net of an allowance for doubtful accounts. The Company maintains  allowances for doubtful accounts for estimated losses. The Company reviews the accounts receivable on a   periodic basis and makes general and specific allowances when there is doubt as to the collectability of  individual balances. In evaluating the collectability of individual receivable balances, the Company   considers many factors, including the age of the balance, customer's historical payment history, its current  credit-worthiness and current economic trends. Accounts are written off after exhaustive efforts at collection.

i)	Inventories

Inventories are stated at the lower of average cost or market and consist of raw materials and finished goods. The Company writes down inventory for estimated obsolescence or unmarketable inventory based upon assumptions and estimates about future demand and market conditions. If actual market conditions are less favorable than those projected by the Company, additional inventory write-downs may be required.

j)	GST Receivable

GST receivable represent tax credit that the Canadian Company receives when the Company pays GST tax during normal operations. As of March 31, 2009 and 2008, the Company had a GST tax receivable of $ 1,408 and $ 758, respectively.

k)	Advances to Suppliers

Advances to suppliers included in Other assets represent the cash paid in advance for purchasing of inventory items from Suppliers and the amount as of March 31, 2009 was none and $ 53,993 for 2008.

l)	Property and Equipment

Property and equipment consists of furniture, office equipment, computer equipment/software and leasehold improvement, is recorded at cost. The property and equipment other than leasehold improvement is depreciated on a straight line basis over an estimated useful life of three years. Leasehold improvement is depreciated on a straight line basis over the lease period of ten years

m)	Intangible Assets

Intangible assets represent a surveillance recording system, surveillance software, technical know-how and non-compete agreements, developed by Jiwei Zhang, Xianbo Fu, Kewei Feng, Mingyue Fan( all individuals), acquired originally by Landmark Enterprise Group Inc.(“Landmark”) , a related party, and subsequently sold to the Company in exchange for common shares. The value of intangible assets acquired from Landmark was established by an independent valuation report.

n)	Long-Lived Assets

In accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, the Company tests long-lived assets or asset groups for recoverability when events or changes in circumstances indicate that their carrying amount may not be recoverable. An impairment loss is recognized when the carrying amount is not recoverable and exceeds fair value.

o)	Financial Instruments and Fair Value Measures

SFAS No. 157 “Fair Value Measurements” requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. SFAS No. 157 establishes a fair value hierarchy based on the level of independent, objective evidence surrounding the inputs used to measure fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. SFAS No. 157 prioritizes the inputs into three levels that may be used to measure fair value:

p)	Revenue Recognition

The Company follows the guidance of the Securities and Exchange Commission's Staff Accounting Bulletin No. 104, "Revenue Recognition in Financial Statements". In general, the Company records revenue when persuasive evidence of an arrangement exists, services have been rendered or product delivery has occurred, the sales price to the customer is fixed or determinable, and collectability is reasonably assured. The following policies reflect specific criteria for the various revenues streams of the Company:

The Company generates revenue from the sale of its products and records revenues from the sale of products when the goods are shipped, title passes, and collectability is reasonably assured.

Revenue from periodic maintenance monitoring agreements is generally recognized on a monthly basis provided no significant obligations remain and collectability of the related receivable is probable.

Revenue from the performance of installation services is recognized upon completion of the service.

The Company derives the bulk of its revenue from the supply and installation of surveillance and safety equipment and the two deliverables do not meet the separation criteria under EITF issue 00-21.  The installation is not considered to be essential to the functionality of the equipment having regard to the following criteria as set out in SAB 104:

i)    The surveillance and safety equipment is a standard product with minor modifications according  to customers’ specifications;

ii)   Installation does not significantly alter the surveillance and safety equipment’s capabilities; and

iii)  Other companies which possess the relevant licenses are available to perform the installation services.

The Company reduced its estimate of future warranty requirements to approximately 1 % of contract installation revenue. In the year ended 2009 and 2008, estimated warranty  expenses were $ -0-  and $ -0- , respectively.

Revenue from the outright sale of surveillance and safety equipment is recognized when delivery occurs and risk of ownership passes to the customers.

q)	Research & Development Costs

Research and development costs are expensed as incurred. Research and development costs included in general and administrative expenses for the years ended March 31, 2009 and 2008, amounted to $142,274 and $ -0-, respectively. The Research and Development expenses consist of engineers’ salaries, research expenses paid to the 3rd party subcontractors, monthly rent fee for research and development centers and related utility outlay. Up to March 31, 2009, the company has developed the following products and solutions: (1) USCI8™ Video Alarm Platform, which offers an all-in-one security system for both commercial and residential customers, and allows customers to take control of their own security requirements; (2) iCam H.264 IP Camera, which currently has three series covering market demand from home and small businesses, large businesses and government and high-end surveillance users; (3) ANV Digital Video Server, or H.264 DVS300, which is an embedded surveillance device specially designed for network application; and (4) NVS Center 500 Management Software, which can manage 1728 IP cameras simultaneously and set and control every IP camera separately, supporting 32 channels output of TV walls, centralized storage, data transmission and electric map.

r)	Income Taxes

Potential benefits of income tax losses are not recognized in the accounts until realization is more likely than not. The Company has adopted SFAS No. 109 “Accounting for Income Taxes” as of its inception. Pursuant to SFAS No. 109 the Company is required to compute tax asset benefits for net operating losses carried forward. Potential benefit of net operating losses have not been recognized in these financial statements because the Company cannot be assured it is more likely than not it will utilize the net operating losses carried forward in future years.

s)	Foreign Currency Translation

The Company’s functional currency is the Canadian dollar. The financial statements are translated to United States dollars in accordance with SFAS No. 52 “Foreign Currency Translation” using period-end rates of exchange for assets and liabilities, and average rates of exchange for the year for revenues and expenses. Translation gains (losses) are recorded in accumulated other comprehensive income (loss) as a component of stockholders’ equity (deficit). Gains and losses arising on translation or settlement of foreign currency denominated transactions or balances are included in the determination of income. Foreign currency transactions are primarily undertaken in United States dollars. The Company has not, to the date of these financial statements, entered into derivative instruments to offset the impact of foreign currency fluctuations.

t)	Basic and Diluted Net Income (Loss) Per Share

The Company computes net income (loss) per share in accordance with SFAS No. 128, "Earnings per Share". SFAS No. 128 requires presentation of both basic and diluted earnings per share (EPS) on the face of the income statement. Basic EPS is computed by dividing net income (loss) available to common shareholders (numerator) by the weighted average number of shares outstanding (denominator) during the period. Diluted EPS gives effect to all dilutive potential common shares outstanding during the period using the treasury stock method and convertible preferred stock using the if-converted method. In computing diluted EPS, the average stock price for the period is used in determining the number of shares assumed to be purchased from the exercise of stock options or warrants. Diluted EPS excludes all dilutive potential shares if their effect is anti dilutive.  As at March 31, 2009, there are no dilutive potential common shares.

 Basic net earnings (loss) per share equals net earnings (loss) divided by the weighted average shares outstanding during the year. The computation of diluted net earnings per share does not include dilutive common stock equivalents in the weighted average shares outstanding as they would be anti-dilutive. The Company's common stock equivalents at March 31, 2009 and 2008 include the following:

	2009	2008
Options	140,000	-0-
Warrants	-0-	-0-
	140,000	-0-

u)	Stock-based Compensation

The Company records stock-based compensation in accordance with SFAS No. 123R “Share Based Payments”, using the fair value method. The Company provides its officers, consultants, and directors stock options to purchase common stock of the Company on a discretionary basis. Generally, options are granted at exercise prices not less than the fair market value at the date of grant. As of March 31, 2009, the Company has granted 140,000 shares stock options to its director, consultant and top manager and the fair market value is $24,836.

      v)     Advertising

Advertising is expensed as incurred and was were $ 58,650 and $ 1,469 for the years ended March 31, 2009 an 2008, respectively.

     w)     Recent Accounting Pronouncements

In December 2007, the FASB issued SFAS 141 (revised 2007), "Business Combinations". SFAS 141R is a revision to SFAS 141 and includes substantial changes to the acquisition method used to account for business combinations (formerly the "purchase accounting" method), including broadening the definition of a business, as well as revisions to accounting methods for contingent consideration and other contingencies related to the acquired business, accounting for transaction costs, and accounting for adjustments to provisional amounts recorded in connection with acquisitions.

In December 2007, the FASB issued SFAS 160, "Non-controlling Interests in Consolidated Financial Statements - an amendment of Accounting Research Bulletin No. 51, Consolidated Financial Statements" ("ARB 51"). This Statement amends ARB 51 to establish new standards that will govern the (1) accounting for and reporting of non-controlling interests in partially owned consolidated subsidiaries and (2) the loss of control of subsidiaries. SFAS 160 is effective for periods beginning after December 15, 2008. The Company is currently evaluating the requirements of SFAS 160.

In March 2008, the FASB issued SFAS 161, "Disclosures about Derivative Instruments and Hedging Activities". The new standard is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity's financial position, financial performance, and cash flows. It is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged.

In April 2008, the FASB issued FASB Staff Position (“FSP”) No. FAS 142-3, “Determination of Useful Life of Intangible Assets” ("FSP 142-3"). FSP 142-3 amends the factors that should be considered in developing the renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS 142, “Goodwill and Other Intangible Assets” (“SFAS 142”). The intent of this FSP is to improve the consistency between the useful life of an intangible asset determined under SFAS 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS 141R. FSP 142-3 is effective for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years.

In May 2008, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 162, “The Hierarchy of Generally Accepted Accounting Principles” (SFAS No. 162). SFAS No. 162 identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements.

In May 2008, the Financial Accounting Standards Board ("FASB") issued SFAS No. 163, "Accounting for Financial Guarantee Insurance Contracts-and interpretation of FASB Statement No. 60".  SFAS No. 163 clarifies how Statement 60 applies to financial guarantee insurance contracts, including the recognition and measurement of  premium revenue and claims liabilities. This statement also requires expanded disclosures about financial guarantee insurance contracts. SFAS No. 163 is effective for fiscal years beginning on or after December 15, 2008, and interim periods within those years. SFAS No. 163 has no effect on the Company's consolidated financial position, or their consolidated statements of operations, or consolidated cash flows at this time.

 In June 2008, the FASB issued EITF No. 07-5, “Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock ” effective for financial statements issued for fiscal years and interim periods beginning after December 15, 2008. EITF No.07-5 provides guidance for determining whether an equity-linked financial instrument (or embedded feature) is indexed to an entity’s own stock.

Impact of New Accounting Standards

The Company does not expect the adoption of recently issued accounting pronouncements to have a significant impact on the Company's results of operations, financial position, or cash flow.

Item 3. Properties.

Our principal executive offices consist of 1500  square feet and are leased for a term commencing January 15, 2009 and ending January 15, 2010 for $CAN 1,050 per month, we may request a renewal of our lease prior to expiration, but the terms will be renegotiated.  We believe that if we are unable to enter into a lease renewal with our current landlord, we will be able to locate other similar space in the area of our present lease.

Our laboratory and research facility is also located in Vancouver, B.C. Canada consists of 1150 square feet and is leased by ANV Video  Alarm Service Inc., pursuant to a lease that expires on June 30, 2010.  The rent is for varying amounts during the term of the lease  and will be $CAN 1,100 through the end of the lease. We believe that if we are not able to extend the lease we will find other suitable premises in the area of the present premises at similar costs.
Our leased premises are presently adequate for our needs.  However, if our business expands we may be required to seek larger premises. Management believes that other suitable premises are available at reasonable cost in proximity to our present offices.

Item 4.  Security Ownership of Certain Beneficial Owners and Management.

Security Ownership of Certain Beneficial Owners

The following table sets forth certain information as of November 25, 2009, with respect to our officers and directors and any person (including any “group” as that term is used in Section 13(d)(3) of the Exchange Act who is known to us to be the beneficial owner of more than five percent of our common stock, being our only class of voting securities, under the current rules of the Securities and Exchange Commission regarding beneficial ownership:

Name and address	Number of shares owned		Per cent of Class (2)

Weixing Wang (1)	6,945,000	(3)	20.95%

Yan Wang (1)	6,945,000	(3)	20.95%

Xiaolin Yang (1)	0		0%

Daniel Sze-Yuen Lee (1)	0		0%

Ming Li	4,750,000	(4)	14.3%
7-10111 Gilbert Road
Richmond, BC, Canada

Haining Zhang	2,015,185		6.1%
RR3 Box 3087
East Stroudsburg, PA 18301

All officers and directors as a group
(4) Persons	13,890,000	(3)	41.9%

(1)   Each person named is an executive officer or a director. The address of each such beneficial owner is c/o ANV Security Group, Inc., 2105-11871 Horseshoe Way, Richmond, BC, Canada V7A 5H5.

(2)  Applicable percentage ownership is based on 33,190,071 shares of our common stock outstanding as of November 25, 2009. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities.

(3)	These shares are owned by Canada Landmark Enterprise Group Inc., a corporation owned 50% by Weixing Wang and 50% by Yan Wang.

(4)	Includes 3,100,000 shares owned by Advanced Network Video Inc., a corporation owned by Mr. Li.

Changes in control

There are no arrangements, including any pledge by any person of our securities, known to us the operation of which may at a subsequent date result in a change in control of our company.

Item 5.  Directors and Executive Officers.

Our directors and executive officers, and their respective ages, positions and offices, are as follows:

Name	Age	Position(s)

Weixing Wang	45	Chairman of the Board, Director and CEO

Yan Wang	42	Executive Director, VP and CFO

Daniel Sze-Yuen Lee	60	Non-Executive Director

Xiaolin Yang	47	Vice President

Weixing (Wilson) Wang has served as a director, CEO and Chairman of the Board since our acquisition of Canada ANV System Inc. (“CANVSI”) in May 2009.  He was a founder of CNVSI and its chairman of the Board since its founding in 2006.  Prior thereto and since 1992 he was the founder, president and CEO of Z&A Pharmaceutical Group in China.  Dr. Wang received a BS in Preventative Medicine from Shandong Medical University in China in 1986; a MD fin Nurition from Tianjin Medical University in China in 1989; and did post doctoral work in Diabites at Freiburg University in Germany until 1992.

Yan ( Serena) Wang has served as an executive director, Vice President and CFO since our acquisition of CANVSI in May 2009.  She was a founder of CNVSI and a director, CFO and Vice President since its founding in 2006.  From 1999 to 2006,  she was a Vice Chairman and CEO of Shanghai Touma Renching Apparel Co., Ltd. in China.  Mrs. Yan Wang holds a BS in costume design from Qindao University in China awarded in 1989 and an MBA in Business Management awarded by the Shanghai Faculty of Social Sciences in 2001.

Daniel Sze-Yuen Lee has served as a non-executive director since our acquisition of CANVSI in May 2009.   He was appointed a non-executive director of CANVSI in January 2008.  Since 2003 he has been president of Canada – China Foundation for the promotion of trade and cultural development and since 1986 he has been president of C&L Associates International Management Consultants Group Inc. in Vancouver.  Mr. Lee studied accounting at Vancouver Community College.

Xiaolin ( Tiger) Yang has served as Vice President – Sales & Marketing since June 2009.  From 2001 to 2007 he was CEO of Qaingdao Comins Electronics Co., Ltd and commencing January 2008 until he joined us he was a sales rep for ADT Security Services.  Mr. Yang holds a BA in Management Engineering awarded by Xi’an Communication University in 1986.

Family Relationships

There are no family relationships, or other arrangements or understandings between or among any of the directors, executive officers or other person pursuant to which such person was selected to serve as a director or officer.

Involvement in certain legal proceedings

Our directors, executive officers and control persons have not been involved in any of the following events during the past five years:

any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

being subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

being found by a court of competent jurisdiction (in a civil action), the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated.

Item 6 Executive Compensation

Executive Compensation

The following table sets forth all compensation earned during the fiscal years ended March 31, 2009, by (i) our Chief Executive Officer (principal executive officer), (ii) our Chief Financial Officer (principal financial officer), (iii) the three most highly compensated executive officers other than our CEO and CFO who were serving as executive officers at the end of our last completed fiscal year, whose total compensation exceeded $100,000 during such fiscal year ends, and (iv) up to two additional individuals for whom disclosure would have been provided but for the fact that the individual was not serving as an executive officer at the end of our last completed fiscal year, whose total compensation exceeded $100,000 during such fiscal year ends. We refer to all of these officers collectively as our “named executive officers”.

Summary Compensation Table

Name &
Principal				Stock	Option	Non-Equity	Other	All Oher
Position	Year	Salary	Bonus	Awards	Awards	Incentive Plan Comp.	Comp.	Comp.

Weixing	2009	$24,000	$0	$0	$0	$0	$0	$0
Wang	2008	$0	$0	$0	$0	$0	$0	$0
CEO
Yan Wang	2009	$16,000	$0	$0	$0	$0	$0	$0
CFO	2008	$0	$0	$0	$0	$0	$0	$0

Item 7:   Certain Relationships and Related Transactions, and Director Independence.

Upon its formation in 2006, CANCSI acquired certain intangible assets consisting of technical know how and software and non-compete agreements from Canada Landmark Enterprise Group, Inc., a corporation owned by Weixing Wang and Yan Wang for 13,890 shares of CANVSI common stock.  In July 2009, these shares were exchanged for the same number of shares of the Company upon the closing of a reorganization agreement described below. See Notes to Financial Statements, Note 1(m).

In July 2009, Haining Zhang, a more than 5% holder of the Company received 1,844,326 shares of the company’s stock and China Venture Partners, Inc., a corporation he controls received 335,000 shares of common stock for as a consulting fee for work previously performed for the Company.

In May 2009, the Company and CANVSI and all of the shareholders of CANVSI entered into an agreement (the “Securities Purchase Agreement”) that provided that  all of the holders of CANVSI would exchange their shares for shares of the Company on a one for one basis so that CNVSI would become a wholly owned subsidiary of the Company.  Weixing Wang and Yan Wang became shareholders, officers and directors of the Company by reason of the Securities Purchase Agreement closing in July 2009.

Director Independence

We believe that the following director of our company is considered “independent” under Rule 400(a)(15) of the National Association of Securities Dealers listing standards:  Daniel Sze-Yuen Lee.

Item 8  Legal Proceedings.

We are not currently a defendant in any legal proceeding or governmental proceeding nor are we currently aware of any pending legal proceeding or governmental proceeding proposed to be initiated against us. There are no proceedings in which any of our current directors, executive officers or affiliates, or any registered or beneficial shareholder, is an adverse party or has a material interest adverse to us.

Item 9  Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters

Our common stock has been quoted on the Pink Sheets under the symbol “ANVS.PK” as a gray market stock where brokers cannot make two sided bids.  The bid price for our stock appears to be $0.0001 and our stock appears to have traded once in 2008, but has not otherwise traded for the last two years.  Until June 2009 we traded under the symbol DINP.PK.

Shareholders

As of November 20, 2009, we had 33,193,943 shares of common stock issued and outstanding and approximately 224 stockholders of record of our common stock.  The foregoing is adjusted for a 66.8 for one reverse stock split effected in June 2009.

Dividends

We have never declared or paid any cash dividends on our common stock.  The payment by us of dividends, if any, in the future rests within the discretion of our board of directors and will depend, among other things, upon our earnings, capital requirements, debt covenants and financial condition, as well as other relevant factors. We do not intend to pay any cash dividends in the foreseeable future, but intend to retain all earnings, if any, for use in our business. There are no restrictions in our articles of incorporation or bylaws that prevent us from declaring dividends. The Nevada Revised Statutes, however, do prohibit us from declaring dividends where, after giving effect to the distribution of the dividend, we would not be able to pay our debts as they become due in the usual course of business, or our total assets would be less than the sum of our total liabilities plus the amount that would be needed to satisfy the rights of shareholders who have preferential rights superior to those receiving the distribution.  Management is not aware of any such rights.

Securities approved for issuance under equity compensation plans

As of the end of our fiscal year ended March 31, 2009, we had no outstanding equity award and no equity compensation plan in effect under which any shares of our common stock were authorized for issuance.  We do not have any compensation plan or individual compensation arrangement under which our common stock or other equity securities are authorized for issuance to employees or non-employees in exchange for consideration in the form of goods or service as described in FAS 123.  Three employees of CANSI were entitled to an aggregate of 140,000 shares pursuant to stock option agreements with a per share exercise price of $0.20

Item 10: Recent Sales of Unregistered Securities

The following is a summary of all transactions within the past three years involving our sales of our securities that were not registered under the Securities Act.  Shares issued for cash consideration paid to us are valued at the purchase price per share; all other shares are valued as stated.  All shares issued were issued as “restricted” shares of our common stock except as otherwise expressly stated.

The Company did not issue any shares of Common Stock during its fiscal years ended March 31, 2007, 2008 or 2009.

During the current fiscal year, the Company
(i)
Issued an aggregate of 3,078,126 shares of its common stock to six consultants at a price of approximately $0.0022 per share, a price in excess of the then stock quotation on the pink sheets in consideration for services rendered over the past two years.  These transactions were exempt by reason of section 4(2) of the Securities Act of 1933, as amended as transactions by an issuer not involving a public offering.  The Company’s transfer agent has been instructed to place a legend on the certificates for the shares reflecting lack of registration under the Securities Act of 1933, as amended, and to maintain stop transfer instructions with respect to these certificates.

(ii)
Issued an aggregate of 29,860,000 shares of its common stock to the 24 former shareholders of CANVSI in exchange for their shares of CANCSI.  This transaction was exempt by reason of section 4(2) of the Securities Act of 1933, as amended, as a transaction by an issuer not involving a public offering.  The Company’s transfer agent has been instructed to place a legend on the certificates for the shares reflecting lack of registration under the Securities Act of 1933, as amended, and to maintain stop transfer instructions with respect to these certificates.

(iii)
During the 1st quarter of 2010, but prior to the merger, CANVSI  raised $ 432,500 of capital from eight accredited investors. The price was set at $0.25 per share. Each investor submitted a copy of  their ID and signed a subscription agreement. The placement was fully in compliance with the laws of British Columbia, Canada.

In each of the above instances, the recipients of the shares evidenced their investment intent in writing.

Except as stated above, we have had no recent sales of unregistered securities within the past three fiscal years. There were no underwritten offerings employed in connection with any of the transactions described above.

Item 11.  Description of Registrant’s Securities to be Registered

We are authorized to issue 100,000,000 shares of common stock, par value $0.001 per share.

The holders of the shares of our common stock have equal ratable rights to dividends from funds legally available therefore, when, as and if declared by our board of directors and are entitled to share ratably in all of our assets available for distribution to holders of common stock upon the liquidation, dissolution or winding up of the affairs of our company. Holders of shares of common stock do not have preemptive, subscription or conversion rights.

Holders of shares of common stock are entitled to one vote per share on all matters which stockholders are entitled to vote upon at all meetings of stockholders. The holders of shares of common stock do not have cumulative voting rights, which mean that the holders of more than 50% of our outstanding voting securities can elect all of the directors of our company.

Our transfer agent is Jersey Transfer & Trust Co. with an office located at 201 Bloomfield Ave., Verona, NJ 07044 and whose phone number is (973) 239-2712.

Item 12.  Indemnification of Directors and Officers

Indemnification under Nevada Law

Nevada law generally permits us to indemnify our directors, officers, employees and agents. Pursuant to the provisions of Nevada Revised Statutes 78.7502, we, as a corporation organized in Nevada, may indemnify our directors, officers, employees and agents in accordance with the following:

(a)   A corporation may indemnify any person who was or is a party or is threatened to be made a party to any action, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation, against expenses, actually and reasonably incurred by him in connection with the action, suit or proceeding if he: (a) is not liable for breach of his fiduciary duties as a director or officer pursuant to Nevada Revised Statutes 78.138; or (b) acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

(b)    A corporation may indemnify any person who was or is a party or is threatened to be made a party to any action by or in the right of the corporation to procure a judgment in its favor, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation against expenses actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he: (a) is not liable for breach of his fiduciary duties pursuant to Nevada Revised Statutes 78.138; or (b) acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals there from, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

(c)  To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding, or in defense of any claim, issue or matter therein, the corporation shall indemnify him against expenses, including attorneys’ fees, actually and reasonably incurred by him in connection with the defense.

Charter Provisions, Bylaws and Other Arrangements of the Registrant

Our Certificate of Incorporation, as amended, does not contain any specific language enhancing or limiting the Nevada statutory provisions referred to above.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy and is, therefore, unenforceable.

Item 13.  Financial Statements and Supplementary Data

See Index to consolidated financial statements on the following page

Canada ANV Systems Inc.

Consolidated Financial Statements

March 31, 2009 and 2008

Stan J.H. Lee, CPA
2160 North Central Rd Suite 203 t Fort Lee  t  NJ 07024
P.O. Box 436402 t  San Ysidro t  CA 92143-9402
619-623-7799  t  Fax 619-564-3408  t  stan2u@gmail.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
Canada ANV Systems Inc. and Subsidiary

We have audited the accompanying consolidated balance sheet of Canada ANV Systems Inc. and Subsidiary (the “Company”) as of March 31, 2009 and 2008 and the related consolidated statements of operation, changes in shareholders’ equity (deficit) and cash flows for the fiscal years then ended. These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Canada ANV Systems Inc. and Subsidiary as of March 31, 2009 and 2008, and the results of its operation and its cash flows for the fiscal years then ended in conformity with U.S. generally accepted accounting principles.

/s/ Stan J.H. Lee, CPA

Stan J.H. Lee, CPA
Fort Lee, NJ 07024
May 29, 2009
November 11, 2009 for Statements of Operations and Footnote # 14

Registered with the Public Company Accounting Oversight Board
Member of New Jersey Society of Certified Public Accountants

Canada ANV Systems Inc.
Consolidated Balance Sheets
(Expressed in US dollars)

		As of March 31
	Note	2009	2008

ASSETS

Current Assets
Cash		$28,470	$186,631
Accounts Receivable	Note 2	508	-
Inventory	Note 3	55,167	-
GST Receivable	Note 1-j	1,408	758
Other Assets	Note 4	4,211	90,039
Total Current Assets		89,763	277,427

Property and Equipment	Note 5	21,226	6,242

Intangible Assets	Note 6	1,034,627	1,239,864

Total Assets		$1,145,616	$1,523,534

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities
Accounts payable	Note 7	$4,354	$716
Due to related parties (Note 8)	Note 9	-	10,231
Total Liabilities		4,354	10,947

Commitments and Contingencies	Note 15

Shareholders' Equity

Common Stock, Unlimited Shares Authorized, Without Par Value 27,074,500 shares and 25,000,000 issued and outstanding, respectively	Note 10	1,613,137	1,388,093
Additional Paid-in Capital		24,836	-

Deficit Accumulated		(369,870)	(19,415)

Accumulated Other Comprenhensive Income (Loss)		(126,842)	143,909

Total Stockholders' Equity		1,141,261	1,512,587

Total Liabilities and Stockholders' Equity		$1,145,616	$1,523,534

(The accompanying notes are in an integral part of these financial statements)

Canada ANV Systems Inc.
Consolidated Statements of Operations
(Expressed in US dollars)

		For the Fiscal Years Ended
		March 31
	Note	2009	2008

Revenues	Note 1-p	20,820	-
Cost of Sales		14,790	-
Gross Profit		6,030	-

Expenses:
Advertising and promotion	Note 1-v	58,650	1,459
Amortization		3,731	703
Automobile		388	-
Commission		10,851	-
Dues		4,739	-
General and administrative		21,955	13,957
Licence		702	-
Payroll		30,503	-
Stock-Based Compensation	Note 1-u	24,836	-
Professional fees		19,308	678
Rent		20,045	2,420
Research and Development	Note 1-q	142,274	-
Repair and Maintenance		9,680	-
Travel		13,566	-

Total Expenses		361,229	19,217

Other Income
Interest income		956	11
Rental income		2,927	-
Interest expense		(1,711)	(208)
Customer rebate		2,572	-

Total Other Income ( Expenses)		4,745	(197)

Net Income ( Loss) before Income Tax Expenses		(350,455)	(19,415)

Income Tax Expense, Net of Income Tax Benefit	Note 8	-	-

Net Loss		(350,455)	(19,415)

Other Comprehensive Income (Loss)
Foreign currency translation adjustment	Note 12	(270,752)	143,909

Comprehensive Loss		(621,206)	124,495

Net Loss Per Share - Basic and Diluted	Note 1-t	(0.01)	(0.01)

Weighted Average Shares Outstanding		25,813,000	3,282,000

(The accompanying notes are in an integral part of these financial statements)

CANADA ANV SYSTEMS INC.
Consolidated Statement of Stockholders' Equity
From December 18, 2006 (Date of Inception) to March 31, 2009
(Expressed in US dollars)

					Accumulated
	Common Stock		Additional	Development	Comprehensive	Total
	Shares	Amount	Paid-in	Accumulated	Income(Loss)

Balance – November 18, 2006 (Date of Inception)	$-	$-	$-	$-	$-	$-
Issuance of Common shares for cash at CDN$137.27 per share	10,000	1,186,013	-	-	-	1,186,013

Balance – March 31, 2007	10,000	1,186,013	-	-	-	1,186,013
Common stock split	19,990,000	-	-	-	-	-
Issuance of Common shares for cash at CDN$0.04 per share	5,000,000	202,080	-	-	-	202,080
Foreign currency translation	-	-	-	-	143,909	143,909
Net loss for the year	-	-	-	(19,415)	-	(19,415)

Balance – March 31, 2008	25,000,000	1,388,093	-	(19,415)	143,909	1,512,587
Issuance of Common shares for cash at CDN$0.24 per share	174,500	42,164	-	-	-	42,164
Issuance of Common shares for no consideration	800,000	-	-	-	-	-
Issuance of Common shares for cash at CDN$0.19 per share	500,000	96,320	-	-	-	96,320
Issuance of Common shares for cash at CDN$0.14 per share	550,000	78,630	-	-	-	78,630
Issuance of Common shares for cash at CDN$0.16 per share	50,000	7,930	-	-	-	7,930
Additional Paid-In Capital, Stock-based compensation			24,836			24,836
Foreign currency translation	-	-	-	-	(270,752)	(270,752)
Net loss for the year	-	-	-	(350,455)	-	(350,455)

Balance – March 31, 2009	27,074,500	$1,613,137	$24,836	$(369,870)	$(126,842)	$1,141,261

(The accompanying notes are in an integral part of these financial statements)

CANADA ANV SYSTEMS INC.
Consolidated Statement of Cash Flows
(Expressed in US dollars)

	For the Fiscal Year Ended March 31
	2009	2008

Cash flows from operating activities
Net Loss	$(350,455)	$(19,415)

Adjustments to reconcile net loss
to net cash provided by operating activities:
Amortization	3,731	703
Stock-Based Compensation	24,837	-

Changes in Operating Assets and Liabilities
Prepaid expenses and deposits	69,081	(90,039)
GST Receivable	(792)	(758)
Inventory	(55,167)	-
Accounts Payable	3,771	716
Due to related parties	(508)	10,231

Net cash (used for) operating activities	(305,502)	(98,563)

Cash flows from investing activities:

Purchase of equipment and furniture	(19,480)	(6,949)
Capitalized software development costs	(25,376)	-

Net cash (used for) investing activities	(44,856)	(6,949)

Cash flows from financing activities:

Proceeds from related party	(8,328)	-
Proceeds from issuance of common stock	-	288,480
Common stock subscribed	225,044	-

Net cash provided by financing activities	216,716	288,480

Effect of exchange rate changes on cash	(24,519)	3,663

Net increase (decrease) in cash	(158,161)	186,631

Cash, beginning of period	186,631	-

Cash, end of period	$28,470	$186,631

Supplemental Schedule of Cash Flow Disclosures

Cash Paid During the Year for Interest	$1,711	$208
Cash Paid During the Year for Income Tax	$-	$-

Supplemental Schedule of Non-Cash Flows Activities

Stock-based Compensation, Stock Options Issued	$24,836	$-

(The accompanying notes are in an integral part of these financial statements)

Canada ANV Systems Inc.
Notes to Consolidated Financial Statements
March 31, 2009 and 2008

Not1. Organization and Summary of Significant Accounting Policies

Organization

Canada ANV Systems Inc. (the “Company”) was incorporated in British Columbia, Canada on December 18, 2006. The Company is an innovator in video systems and specialize in both silicon and software solutions for the video products design and manufacturing. The Company offers enabling technologies that can provide the digital consumer and enterprise applications with excellent video quality and extended hours of portable operations across networks, be it home, enterprise or telecom networks. Also the Company offers a wide range of video cameras powered by the next generation H.264 video technologies and our patent pending USCI8.com services platforms.

Summary of Significant Accounting Policies

a)	Basis of Presentation

These financial statements and related notes are presented in accordance with accounting principles generally accepted in the United States, and are expressed in US dollars. The Company’s fiscal year-end is March 31.

b)	Principles of Consolidation

These consolidated financial statements include the accounts of Canada ANV Systems Inc. and its wholly-owned subsidiary, ANV Video Alarm Service Inc which was incorporated in British Columbia, Canada on May 30, 2008. All intercompany accounts and transactions have been eliminated in consolidation.

c)	Use of Estimates

The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  The Company regularly evaluates estimates and assumptions related to useful life and recoverability of long-lived assets, donated expenses, and deferred income tax valuation allowances. The Company bases its estimates and assumptions on current facts, historical experience and various other factors that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the accrual of costs and expenses that are not readily apparent from other sources. The actual results experienced by the Company may differ materially and adversely from the Company’s estimates. To the extent there are material differences between the estimates and the actual results, future results of operations will be affected.

d)	Reclassification

Certain account reclassifications have been made to the financial statements of the prior year in order to conform to classifications used in the current year. These changes had no impact on previously stated financial statements of the Company.

e)	Comprehensive Income (Loss)

SFAS No. 130, “Reporting Comprehensive Income,” establishes standards for the reporting and display of comprehensive loss and its components in the financial statements. As at March 31, 2009, the Company’s only component of comprehensive income consisted of foreign currency translation adjustments.

f)	Cash and Cash Equivalents
The Company considers all highly liquid instruments with maturity of three months or less at the time of issuance to be cash equivalents.

g)	Concentration of Credit Risks

Financial instruments which potentially subject the Company to concentrations ofcredit risk consist principally of cash and trade accounts receivable. The Company places its cash with high credit quality financial institutions in Canada. The Company has not experienced any losses in such bank accounts through March 31, 2009. At March 31,our bank deposits were as follows:

COUNTRY	2009	2008
Canada	$28,470	$186,631
Total cash and cash equivalents	$28,470	$186,631

In an effort to mitigate any potential risk, the Company periodically evaluates the credit quality of the financial institutions at which it holds deposits.

h)	Accounts Receivable

 Accounts receivable are presented net of an allowance for doubtful accounts. The Company maintains allowances for doubtful accounts for estimated losses. The Company reviews the accounts receivable on a periodic basis and makes general and specific allowances when there is doubt as to the collectability of individual balances. In evaluating the collectability of individual receivable balances, the Company considers many factors, including the age of the balance, customer's historical payment history, its current credit-worthiness and current economic trends. Accounts are written off after exhaustive efforts at collection.

i)	Inventories

Inventories are stated at the lower of average cost or market and consist of raw materials and finished goods. The Company writes down inventory for estimated obsolescence or unmarketable inventory based upon assumptions and estimates about future demand and market conditions. If actual market conditions are less favorable than those projected by the Company, additional inventory write-downs may be required.

j)	GST Receivable

GST receivable represent tax credit that the Canadian Company receives when the Company pays GST tax during normal operations. As of March 31, 2009 and 2008, the Company had a GST tax receivable of $ 1,408 and $ 758, respectively.

k)	Advances to Suppliers

Advances to suppliers included in Other assets represent the cash paid in advance for purchasing of inventory items from Suppliers and the amount as of March 31, 2009 was none and $ 53,993 for 2008.

l)	Property and Equipment

Property and equipment consists of furniture, office equipment, computer equipment/software and leasehold improvement, is recorded at cost. The property and equipment other than leasehold improvement is depreciated on a straight line basis over an estimated useful life of three years. Leasehold improvement is depreciated on a straight line basis over the lease period of ten years

m)	Intangible Assets

Intangible assets represent a surveillance recording system, surveillance software, technical know-how and non-compete agreements, developed by Jiwei Zhang, Xianbo Fu, Kewei Feng, Mingyue Fan( all individuals), acquired originally by Landmark Enterprise Group Inc.(“Landmark”) , a related party, and subsequently sold to the Company in exchange for common shares. The value of intangible assets acquired from Landmark was established by an independent valuation report.

n)	Long-Lived Assets

In accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, the Company tests long-lived assets or asset groups for recoverability when events or changes in circumstances indicate that their carrying amount may not be recoverable. An impairment loss is recognized when the carrying amount is not recoverable and exceeds fair value.

o)	Financial Instruments and Fair Value Measures

SFAS No. 157 “Fair Value Measurements” requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. SFAS No. 157 establishes a fair value hierarchy based on the level of independent, objective evidence surrounding the inputs used to measure fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. SFAS No. 157 prioritizes the inputs into three levels that may be used to measure fair value:

p)	Revenue Recognition

The Company follows the guidance of the Securities and Exchange Commission's Staff Accounting Bulletin No. 104, "Revenue Recognition in Financial Statements". In general, the Company records revenue when persuasive evidence of an arrangement exists, services have been rendered or product delivery has occurred, the sales price to the customer is fixed or determinable, and collectability is reasonably assured. The following policies reflect specific criteria for the various revenues streams of the Company:

The Company generates revenue from the sale of its products and records revenues from the sale of products when the goods are shipped, title passes, and collectability is reasonably assured.

Revenue from periodic maintenance monitoring agreements is generally recognized on a monthly basis provided no significant obligations remain and collectability of the related receivable is probable.

Revenue from the performance of installation services is recognized upon completion of the service.

The Company derives the bulk of its revenue from the supply and installation of surveillance and safety equipment and the two deliverables do not meet the separation criteria under EITF issue 00-21. The installation is not considered to be essential to the functionality of the equipment having regard to the following criteria as set out in SAB 104:

i)The surveillance and safety equipment is a standard product with minor modifications according to customers’ specifications;

ii) Installation does not significantly alter the surveillance and safety equipment’s capabilities; and

iii) Other companies which possess the relevant licenses are available to perform the installation services.

The Company reduced its estimate of future warranty requirements to approximately 1 % of contract installation revenue. In the year ended 2009 and 2008, estimated warranty were $ -0- and $ -0- , respectively.

Revenue from the outright sale of surveillance and safety equipment is recognized when delivery occurs and risk of ownership passes to the customers.

q)	Research & Development Costs

Research and development costs are expensed as incurred. Research and development costs included in general and administrative expenses for the years ended March 31, 2009 and 2008, amounted to $142,274 and $ -0-, respectively. The Research and Development expenses consist of engineers’ salaries, research expenses paid to the 3rd party subcontractors, monthly rent fee for research and development centers and related utility outlay. Up to March 31, 2009, the company has developed the following products and solutions: (1) USCI8™ Video Alarm Platform, which offers an all-in-one security system for both commercial and residential customers, and allows customers to take control of their own security requirements; (2) iCam H.264 IP Camera, which currently has three series covering market demand from home and small businesses, large businesses and government and high-end surveillance users; (3) ANV Digital Video Server, or H.264 DVS300, which is an embedded surveillance device specially designed for network application; and (4) NVS Center 500 Management Software, which can manage 1728 IP cameras simultaneously and set and control every IP camera separately, supporting 32 channels output of TV walls, centralized storage, data transmission and electric map.

r)	Income Taxes

Potential benefits of income tax losses are not recognized in the accounts until realization is more likely than not. The Company has adopted SFAS No. 109 “Accounting for Income Taxes” as of its inception. Pursuant to SFAS No. 109 the Company is required to compute tax asset benefits for net operating losses carried forward. Potential benefit of net operating losses have not been recognized in these financial statements because the Company cannot be assured it is more likely than not it will utilize the net operating losses carried forward in future years.

s)	Foreign Currency Translation

The Company’s functional currency is the Canadian dollar. The financial statements are translated to United States dollars in accordance with SFAS No. 52 “Foreign Currency Translation” using period-end rates of exchange for assets and liabilities, and average rates of exchange for the year for revenues and expenses. Translation gains (losses) are recorded in accumulated other comprehensive income (loss) as a component of stockholders’ equity (deficit). Gains and losses arising on translation or settlement of foreign currency denominated transactions or balances are included in the determination of income. Foreign currency transactions are primarily undertaken in United States dollars. The Company has not, to the date of these financial statements, entered into derivative instruments to offset the impact of foreign currency fluctuations.

t)	Basic and Diluted Net Income (Loss) Per Share

The Company computes net income (loss) per share in accordance with SFAS No. 128, "Earnings per Share". SFAS No. 128 requires presentation of both basic and diluted earnings per share (EPS) on the face of the income statement. Basic EPS is computed by dividing net income (loss) available to common shareholders (numerator) by the weighted average number of shares outstanding (denominator) during the period. Diluted EPS gives effect to all dilutive potential common shares outstanding during the period using the treasury stock method and convertible preferred stock using the if-converted method. In computing diluted EPS, the average stock price for the period is used in determining the number of shares assumed to be purchased from the exercise of stock options or warrants. Diluted EPS excludes all dilutive potential shares if their effect is anti dilutive. As at March 31, 2009, there are no dilutive potential common shares.

 Basic net earnings (loss) per share equals net earnings (loss) divided by the weighted average shares outstanding during the year. The computation of diluted net earnings per share does not include dilutive common stock equivalents in the weighted average shares outstanding as they would be anti-dilutive. The Company's common stock equivalents at March 31, 2009 and 2008 include the following:

	2009	2008
Options	140,000	-0-
Warrants	-0-	-0-
	140,000	-0-

u)	Stock-based Compensation

The Company records stock-based compensation in accordance with SFAS No. 123R “Share Based Payments”, using the fair value method. The Company provides its officers, consultants, and directors stock options to purchase common stock of the Company on a discretionary basis. Generally, options are granted at exercise prices not less than the fair market value at the date of grant. As of March 31, 2009, the Company has granted 140,000 shares stock options to its director, consultant and top manager and the fair market value is $24,836.

v)	Advertising

Advertising is expensed as incurred and was were $ 58,650 and $ 1,469 for the years ended March 31, 2009 an 2008, respectively.

w)	Recent Accounting Pronouncements

In December 2007, the FASB issued SFAS 141 (revised 2007), "Business Combinations". SFAS 141R is a revision to SFAS 141 and includes substantial changes to the acquisition method used to account for business combinations (formerly the "purchase accounting" method), including broadening the definition of a business, as well as revisions to accounting methods for contingent consideration and other contingencies related to the acquired business, accounting for transaction costs, and accounting for adjustments to provisional amounts recorded in connection with acquisitions.

In December 2007, the FASB issued SFAS 160, "Non-controlling Interests in Consolidated Financial Statements - an amendment of Accounting Research Bulletin No. 51, Consolidated Financial Statements" ("ARB 51"). This Statement amends ARB 51 to establish new standards that will govern the (1) accounting for and reporting of non-controlling interests in partially owned consolidated subsidiaries and (2) the loss of control of subsidiaries. SFAS 160 is effective for periods beginning after December 15, 2008. The Company is currently evaluating the requirements of SFAS 160.

In March 2008, the FASB issued SFAS 161, "Disclosures about Derivative Instruments and Hedging Activities". The new standard is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity's financial position, financial performance, and cash flows. It is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged.

In April 2008, the FASB issued FASB Staff Position (“FSP”) No. FAS 142-3, “Determination of Useful Life of Intangible Assets” ("FSP 142-3"). FSP 142-3 amends the factors that should be considered in developing the renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS 142, “Goodwill and Other Intangible Assets” (“SFAS 142”). The intent of this FSP is to improve the consistency between the useful life of an intangible asset determined under SFAS 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS 141R. FSP 142-3 is effective for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years.

In May 2008, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 162, “The Hierarchy of Generally Accepted Accounting Principles” (SFAS No. 162). SFAS No. 162 identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements.

In May 2008, the Financial Accounting Standards Board ("FASB") issued SFAS No. 163, "Accounting for Financial Guarantee Insurance Contracts-and interpretation of FASB Statement No. 60". SFAS No. 163 clarifies how Statement 60 applies to financial guarantee insurance contracts, including the recognition and measurement of premium revenue and claims liabilities. This statement also requires expanded disclosures about financial guarantee insurance contracts. SFAS No. 163 is effective for fiscal years beginning on or after December 15, 2008, and interim periods within those years. SFAS No. 163 has no effect on the Company's consolidated financial position, or their consolidated statements of operations, or consolidated cash flows at this time.

 In June 2008, the FASB issued EITF No. 07-5, “Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock ” effective for financial statements issued for fiscal years and interim periods beginning after December 15, 2008. EITF No.07-5 provides guidance for determining whether an equity-linked financial instrument (or embedded feature) is indexed to an entity’s own stock.

Impact of New Accounting Standards

The Company does not expect the adoption of recently issued accounting pronouncements to have a significant impact on the Company's results of operations, financial position, or cash flow.

Note 2. Accounts Receivable

Accounts receivable from customer as of March 31, 2009 consists of $ 508.

Note 3. Inventory

At March 31, 2009 and 2008, inventories consisted of:

	2009	2008
Parts	$-0-	$-0-
Finished goods	55,167	-0-
	55,167	-0-
Less: Reserve for slow moving inventory	-0-	-0-
	$55,167	$-0-

Note 4. Other Assets

 Other assets as at March 31, 2009 consist of $4,211 of rental deposit. At March 31, 2008. , advance deposit with a supplier ( $ 53,993) , prepaid expense ( $ 33,122), and prepaid legal expense ( $ 2,924 in total amount of $ 90,039.

Note 5. Property and Equipment

Fixed assets are summarized by classifications as follows

	Cost $	Accumulated Amortization $	March 31, 2009 Net Carrying Value $	March 31, 2008 Net Carrying Value $
Furniture and equipment	3,514	1.054	2,460	2,588
Computer equipment	6,016	1,873	4,143	3,333
Customer software	502	229	273	321
Leasehold Improvement	15,105	755	14,350	-
	25,137	3,911	21,226	6,242

Note 6. Intangible Assets

Intangible assets amounted $1,034,627 and $ 1,239,864 as of March 31, 2009 and 2008, respectively and consist of software acquired from Landmark Enterprise Group Inc., a related party in December 2006.

Note 7. Accounts Payable

As at March 31, 2009, accounts payable consists of amounts owing to Serena Wang $2,464 and government agency payable $1,890 for the period of March 2009.

Note 8. Income Taxes

 The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109,  "Accounting for Income Taxes" ("SFAS 109"). SFAS 109 requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial statements and the tax basis of assets and liabilities, and for the expected future tax benefit to be derived from tax losses and tax credit carryforwards. SFAS 109 additionally requires the establishment of a valuation allowance to reflect the likelihood of realization of deferred tax assets. Realization of deferred tax assets are dependent upon future earnings, if any, of which the timing and amount are uncertain. Accordingly, the net deferred tax asset related to the Canada net operating loss carryforward has been fully offset by a valuation allowance. The Company is governed by the Income Tax Law of the Canadian government.

The Company has a net operating loss carry forward for tax purposes totaling approximately $ 369,870 at March 31, 2009 and $ 19,415, March 31, 2008. The net operating loss carries forwards for Canadian income taxes, which may be available to reduce future years' taxable income. These carry forwards will expire, if not utilize, through 2029 . Management believes that the realization of the benefits from these losses appears uncertain due to the Company's continuing losses for income tax purposes. Accordingly, the Company has provided a 100% valuation allowance on the deferred tax asset benefit to reduce the asset to zero. Management will review this valuation allowance periodically and make adjustments as warranted.

The table below summarizes the differences between the Company's effective tax rate and the statutory federal rate as follows for the periods ended March 31, 2009 and 2008:

	Year Ended	Year Ended
	2009	2008
Tax benefit computed at "expected" statutory rate	$123,735	$7,378
Other permanent differences	-	-
Tax exemptions	-	-
Increase in valuation allowance	7,378	-
Net income tax benefit	$131,113	$7,378

Deferred tax assets and liabilities are provided for significant income and expense items recognized in different years for tax and financial reporting purposes. Temporary differences, which give rise to a net deferred tax asset is as follows:

	Year Ended	Year Ended
	2009	2008
Tax benefit of net operating loss carryforward	$131,113	$131,113
Allowance for inventory obsolescence	-	-
Valuation allowance	(131,113)	(131,113)
Net deferred tax asset recorded	$-	$-

After consideration of all the evidence, both positive and negative, management has recorded a valuation allowance at March 31, 2009 and 2008, due to the uncertainty of realizing the deferred income tax assets. During 2009, the valuation allowance was increased by $ 7,378 from the prior year.

Note 9. Related Party Transactions

As at March 31, 2009, amounts owing to the significant shareholder, Landmark, is nil. The amount owing to Landmark of $10,231 as at March 31, 2008 has been repaid in the subsequent year. In December 2006, Company purchased certain software from Landmark Enterprise Group Inc. Its value was appraised by an independent third-party and more than its carrying cost.

Note 10. Capital Stock

The company is authorized to issue unlimited shares of common stocks – Class A and Class B , no par value share. As of March 31, 2009 and 2008, the amount of voting common shares issued and outstanding are 27,074,500 and 25,000,000 respectively.

On December 18, 2006, the Company issued 10,000 shares of common stock for Research & Development expenditures rendered @CDN$137.27 per share. ( Unaudited Disclosure)

On February 5, 2008, the Company issued 19,990,000 shares of common stock for stock split.

On March 12, 2008, the Company issued 5,000,000 shares of common stock for subscription at $0.04 per share.

On September 22, 2008, the Company issued 170,000 shares of common stock for subscription at $0.24 per share.

On September 22, 2008, the Company issued 800,000 shares of common stock for no consideration.

On September 22, 2008, the Company issued 4,500 shares of common stock for commission at $0.24 per share.

On September 22, 2008, the Company issued 500,000 shares of common stock for subscription at $ 0.19 per share.

On March 17, 2009, the Company issued 550,000 shares of common stock for subscription at $0.14 per share.

On March 31, 2009, the Company issued 50,000 shares of common stock for subscription at $0.19 per share.

Note 11. Equity Compensation Plan

On October 1, 2008 , the board of directors adopted the Company's Stock Option Plan. The Company has reserved 1,000,000 shares of common stock for issuance upon exercise of options granted from time to time under the stock option plan. The stock option plan is intended to assist the Company in securing and retaining key employees, directors and consultants by allowing them to participate in the Company's ownership and growth through the grant of incentive and non-qualified options. Under the stock option plan, the Company may grant incentive stock options only to key employees and employee directors, or the Company may grant non-qualified options to employees, officers, directors and consultants. The stock option plan is currently administered by the Company's board of directors. Subject to the provisions of the stock option plan, the board will determine who shall receive options, the number of shares of common stock that may be purchased under the options,

Note 12. Foreign Currency Translation

Accounting for Canada ANV System Inc. and its subsidiary is conducted in Canadian currency. As per our audit, we convert figures on a period basis in accordance with FASB # 52. The functional currency is in Canadian currency. The Companies balance sheets as of March 31, 2009 and 2008 were translated at their period ended rate of 0.7930 and 0.9742 (Canadian currency to US currency), respectively. Statements of operations and cash flows were reported on the weighted average for the twelve months ended March 31, 2009 and 2008 as required by FASB # 52. at the rate of 0.8870 and 0.9681, (Canadian currency to US currency) respectively.

Note 13. Operating Risk

(a) Concentration of credit risk

Financial instruments that potentially expose the Canada ANV Systems Inc. ( the “ Company” or “ANV”) to concentration of credit risk consist primarily of cash, accounts and notes receivable. The Company places its cash with financial institutions with high credit ratings.

(b) Country risk

Revenues of the Company are mainly derived from the sale in Canada. The Company hopes to expand its operations to countries outside the Canada, however, such expansion has not been commenced and there are no assurances that the Company will be able to achieve such an expansion successfully. Therefore, a downturn or stagnation in the economic environment of Canada could have a material adverse effect on the Company's financial condition.

(c) Product risk

ANV might have to compete with larger companies who have greater funds available for expansion, marketing, research and development and the ability to attract more qualified personnel. There can be no assurance that ANV will remain competitive should this occur.

(d) Exchange risk

The Company cannot guarantee that the current exchange rate will remain steady, therefore there is a possibility that the Company could post the same amount of profit for two comparable periods and because of a fluctuating exchange rate actually post higher or lower profit depending on exchange rate of Canadian dollars converted to U.S. dollars on that date. The exchange rate could fluctuate depending on changes in the political and economic environments without notice.

(e) Key personnel risk

The Company's future success depends on the continued services of Mr. Wilson Wang. CEO and Matt Li, CTO. The loss of one of their service would be detrimental to the Company and could have an adverse effect on business development. The Company does not currently maintain key man insurance on their life but plan to implement in near future. Future success is also dependent on the ability to identify, hire, train and retain other qualified managerial and other employees.

Note 14. Segment Information

The following information is presented in accordance with SFAS No. 131, Disclosure about Segments of an Enterprise and Related Information. In the years ended March 31, 2009 and 2008 , the Company operated in two reportable business segments - (1) sales of security devise and units (2) installation service and (3) monthly monitoring service.
The Company's reportable segments are strategic business units that offer different products. The Company's reportable segments, although integral to the success of the others, offer distinctly different products and services and require different types of management focus. As such, these segments are managed separately.
Condensed information with respect to these reportable business segments for the years ended March 31, 2009 and 2008 is as follows:

	Year 2009			Year 2008
	Sales	Cost of Sales	Gross Profit	Sales	Cost of Sales	Gross Profit
Sales of Units	$18,248	$1 3,933	$4,315	$-	$-	$-
Installation and Training Income	2,572	857	1,715	-	-	-
Total	$20,820	$14,790	$6,030	$-	$-	$-

Note 15. Commitments and Contingencies

 15.1 Lease Commitments

Company leases its office space and laboratory facility in Richmond, British Columbia which expires on January 15, 2010 and June 30, 2010, respectively. Its total monthly minimum rental is $ 1,874.

The minimum obligations under such commitments for the years ending March 31 until its expiration are;

Year 2010	$20,300
Year 2011	2,998

Rental expense for the year ended March 31, 2009 and 2008 were $ 20,045 and $ 2,420 , respectively.

15.2 Litigation

As per the Company, as of March 31, 2009 and 2008, there are no actions, suits, proceedings or claims pending against or materially affecting the Company, which if adversely determined, would have a material adverse effect on the financial condition of ANV.

Note 16. Subsequent Event

On April 22, 2009, pursuant to a share acquisition agreement, the Company issued 2,785,500 shares to individuals in consideration for $376,421 (CDN$465,233.61). Subsequent to the sale, the total issued and outstanding shares are 29,860,000 in consideration for $1,989,558 (CDN$2,291,559).

ANV Security Group, Inc.

Consolidated Financial Statements

September 30, 2009

Balance Sheets	F-17

Statements of Operations	F-18

Statement of Cash Flows	F-19

Notes to Financial Statements	F-20

ANV Security Group, Inc.
Consolidated Balance Sheets
(Expressed in US dollars)

		As of
		September 30,	March 31,
		2009	2009
		(unaudited)	(audited)
ASSETS

Current Assets

Cash	Note 1-g	$209,055	$28,470
Accounts Receivable - Trade and Common Stock	Note 2		508
Common Stock Subscription Receivable	Note 2	146,436	-
GST Receivable	Note 1-j	620	1,408
Inventory	Note 3	68,232	55,167
Other Assets	Note 4	5,010	4,211

Total Current Assets		429,353	89,763

Property and Equipment , net	Note 5	23,180	21,226

Intangible Assets	Note 6	1,299,547	1,034,627

Total Assets		$1,752,080	$1,145,616

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current Liabilities

Accounts payable	Note 7	$9,355	$4,354
Due to related parties	Note 9	-	-

Total Liabilities		9,355	4,354

Commitments and Contingencies	Note 15

Stockholders’ Equity

Common Stock, Unlimited shares authorized, without par value 33,190,071 and 27,074,500 shares issued and outstanding, respectively	Note 10	2,102,226	1,613,137

Additional Paid-in Capital for Stock Options		24,836	24,836

Deficit Accumulated		(530,293)	(369,870)

Accumulated Other Comprehensive Income (Loss)		145,956	(126,842)

Total Stockholders’ Equity		1,742,725	1,141,261

Total Liabilities and Stockholders’ Equity		$1,752,080	$1,145,616

(The accompanying notes are in an integral part of these financial statements)

ANV Security Group, Inc.
Consolidated Statements of Operations
(Expressed in US dollars)
(unaudited)

		For the	For the	For the	For the
		Three Months	Three Months	Six Months	Six Months
		Ended	Ended	Ended	Ended
		September 30,	September 30,	September 30,	September 30,
	Notes	2009	2008	2009	2008
Revenue	Note 1-p	$5,429	$10,356	$11,099	$10,878
Cost of Sales		1,353	4,735	3,475	5,715
Gross profit		4,076	5,621	7,624	5,163

Expenses
Advertising and promotion	Not 1-v	8,770	14,521	12,928	39,976
Amortization		1,503	708	2,814	1,327
Automobile		194	153	194	338
Commission		322	1,080	30,952	1,080
Dues		111	168	165	168
General and administrative		6,522	2,176	13,038	50,112
Licence		-		-	609
Payroll		40,750	-	55,234	-
Stock-based Compensation	Note 1-u	-	-	-	-
Professional fees		2,732	3,931	21,767	12,106
Rent		6,191	3,363	11,768	6,828
Research and Development	Note 1-q	-	82,359	-	119,870
Repair and Maintenance		-	23	-	10,394
Travel		8,492	536	11,089	536
Total Expenses		75,587	109,018	159,949	243,344

Other Income (Expenses)
Interest Income		-	-	-	820
Rental Income		-	-	2,827	-
Customer Rebate		935	-	3,973	-
Exchange Loss		(6,610)	240	(13,932)	240
Interest Expense		(586)	(541)	(967)	(911)
Total Other Income (Expense)		(6,261)	(301)	(8,099)	149

Net (Loss) Before Income Tax Expense		(77,772)	(103,698)	(160,424)	(238,032)

Income Tax Expense, Net of Income Tax Benefit	Note 8

Net Loss		(77,772)	(103,698)	(160,424)	(238,032)

Other Comprehensive Income		$		$
Foreign Currency Translation Adjustment	Note 12	162,711	244,063	272,798	543,233

Comprehensive Income		84,939	140,365	112,374	305,201

Net Loss Per Share – Basic and Diluted	Note 1-t	(0.01)	0.01	0.00	(0.09)

Weighted Average Shares Outstanding		28,957,266	26,022,000	31,116,714	1,572,700

(The accompanying notes are in an integral part of these financial statements)

ANV Security Group, Inc.
Consolidated Statements of Cash Flows
(Expressed in US dollars)
(unaudited)

	For the	For the
	Six Months	Six Months
	Ended	Ended
	Sepyember 30, 2009	September 30, 2008

Cash flows from operating activities
Net loss	$(160,423)	(238,032)
Adjustment to reconcile net loss to net cash used in operating activities:
Amortization	3,019	1,329

Changes in operating assets and liabilities:
Prepaid expenses and deposits	-	17,090
GST Receivable	1,055	(7,602)
Inventory	(2,596)	(52,290)
Accounts Payable	4,174	13,220
Due to related parties	(145,832)	(1,531)

Net Cash (Used for) by Operating Activities	(300,603)	(267,816)

Cash flows from investing activities

Purchase of equipment and furniture	(847)	(22,277)
Capitalized software development costs	(39,325)	68,697
Incorporation costs	(29,237)

Net Cash (Used for) Provided by Investing Activities	(69,409)	46,420

Cash flows from financing activities

Proceeds from related party	143,137	19,678
Issuance of Common stock	357,649	138,484

Net Cash Provided by Financing Activities	500,786	158,162

Effect of exchange rate changes on cash	49,811	(818)

Increase (Decrease) In Cash	180,585	(64,052)

Cash – Beginning of Period	28,470	186,631

Cash – End of Period	$209,055	122,579

Supplemental Schedule of Cash Flows Disclosures
Interest paid	$-	911
Income taxes paid	$

Supplemental Schedule of Non-Cash Flows Activities
Common Stock subscribed	$131,440	-

(The accompanying notes are in an integral part of these financial statements)

ANV Security Group, Inc.
Notes to Consolidated Financial Statements
September 30, 2009

Not1. Organization and Summary of Significant Accounting Policies

Organization

Canada ANV Systems Inc. (the “Company”) was incorporated in British Columbia, Canada on December 18, 2006. The Company is an innovator in video systems and specialize in both silicon and software solutions for the video products design and manufacturing. The Company offers enabling technologies that can provide the digital consumer and enterprise applications with excellent video quality and extended hours of portable operations across networks, be it home, enterprise or telecom networks. Also the Company offers a wide range of video cameras powered by the next generation H.264 video technologies and our patent pending USCI8.com services platforms.

Summary of Significant Accounting Policies

a)	Basis of Presentation

These financial statements and related notes are presented in accordance with accounting principles generally accepted in the United States, and are expressed in US dollars. The Company’s fiscal year-end is March 31.

b)	Principles of Consolidation

These consolidated financial statements include the accounts of Canada ANV Systems Inc. and its wholly-owned subsidiary, ANV Video Alarm Service Inc which was incorporated in British Columbia, Canada on May 30, 2008. All intercompany accounts and transactions have been eliminated in consolidation.

c)	Use of Estimates

The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  The Company regularly evaluates estimates and assumptions related to useful life and recoverability of long-lived assets, donated expenses, and deferred income tax valuation allowances. The Company bases its estimates and assumptions on current facts, historical experience and various other factors that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the accrual of costs and expenses that are not readily apparent from other sources. The actual results experienced by the Company may differ materially and adversely from the Company’s estimates. To the extent there are material differences between the estimates and the actual results, future results of operations will be affected.

d)	Reclassification

Certain account reclassifications have been made to the financial statements of the prior year in order to conform to classifications used in the current year. These changes had no impact on previously stated financial statements of the Company.

e)	Comprehensive Income (Loss)

SFAS No. 130, “Reporting Comprehensive Income,” establishes standards for the reporting and display of comprehensive loss and its components in the financial statements. As at September 30, 2009, the Company’s only component of comprehensive income consisted of foreign currency translation adjustments.

f)	Cash and Cash Equivalents

The Company considers all highly liquid instruments with maturity of three months or less at the time of issuance to be cash equivalents.

g)	Concentration of Credit Risks

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and trade accounts receivable. The Company places its cash with high credit quality financial institutions in Canada.  The Company has not experienced any losses in such bank accounts through September 30, 2009. At September 30, our bank deposits were as follows:

	September 30,	September 30,
COUNTRY	2009	2008
Canada	$209,055	$122,579
Total cash and cash equivalents	$209,055	$122,579

In an effort to mitigate any potential risk, the Company periodically evaluates the credit quality of the financial institutions at which it holds deposits.

h)	Accounts Receivable

Accounts receivable are presented net of an allowance for doubtful accounts. The Company maintains allowances for doubtful accounts for estimated losses. The Company reviews the accounts receivable on a periodic basis and makes general and specific allowances when there is doubt as to the collectability of individual balances. In evaluating the collectability of individual receivable balances, the Company considers many factors, including the age of the balance, customer's historical payment history, its current credit-worthiness and current economic trends. Accounts are written off after exhaustive efforts at collection.

i)	Inventories

Inventories are stated at the lower of average cost or market and consist of raw materials and finished goods. The Company writes down inventory for estimated obsolescence or unmarketable inventory based upon assumptions and estimates about future demand and market conditions. If actual market conditions are less favorable than those projected by the Company, additional inventory write-downs may be required.

j)	GST Receivable

GST receivable represents tax credit that the Canadian Company receives when the Company pays GST tax during normal operations. As of September 30, 2009, the Company had a GST tax receivable of $620.

k)	Advances to Suppliers

Advances to suppliers included in other assets represent the cash paid in advance for purchasing of inventory items from Suppliers and the amount as of September 30, 2009 was none.

l)	Property and Equipment

Property and equipment consists of furniture, office equipment, computer equipment/software and leasehold improvement, is recorded at cost. The property and equipment other than leasehold improvement is depreciated on a straight line basis over an estimated useful life of three years. Leasehold improvement is depreciated on a straight line basis over the lease period of ten years

m)	Intangible Assets

Intangible assets consist of two parts. The first is a surveillance recording system, surveillance software, technical know-how and non-compete agreements, developed by Jiwei Zhang, Xianbo Fu, Kewei Feng, Mingyue Fan (all individuals), acquired originally by Landmark Enterprise Group Inc.(“Landmark”) , a related party, and subsequently sold to the Company in exchange for common shares. The value of intangible assets acquired from Landmark was established by an independent valuation report. The second part is incorporation cost of Shell Company purchasing.

n)	Long-Lived Assets

In accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, the Company tests long-lived assets or asset groups for recoverability when events or changes in circumstances indicate that their carrying amount may not be recoverable. An impairment loss is recognized when the carrying amount is not recoverable and exceeds fair value.

o)	Financial Instruments and Fair Value Measures

SFAS No. 157 “Fair Value Measurements” requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. SFAS No. 157 establishes a fair value hierarchy based on the level of independent, objective evidence surrounding the inputs used to measure fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. SFAS No. 157 prioritizes the inputs into three levels that may be used to measure fair value:

p)	Revenue Recognition

The Company follows the guidance of the Securities and Exchange Commission's Staff Accounting Bulletin No. 104, "Revenue Recognition in Financial Statements". In general, the Company records revenue when persuasive evidence of an arrangement exists, services have been rendered or product delivery has occurred, the sales price to the customer is fixed or determinable, and collectability is reasonably assured. The following policies reflect specific criteria for the various revenues streams of the Company:

The Company generates revenue from the sale of its products and records revenues from the sale of products when the goods are shipped, title passes, and collectability is reasonably assured.

Revenue from periodic maintenance monitoring agreements is generally recognized on a monthly basis provided no significant obligations remain and collectability of the related receivable is probable.

Revenue from the performance of installation services is recognized upon completion of the service.

The Company derives the bulk of its revenue from the supply and installation of surveillance and safety equipment and the two deliverables do not meet the separation criteria under EITF issue 00-21.  The installation is not considered to be essential to the functionality of the equipment having regard to the following criteria as set out in SAB 104:

i)	The surveillance and safety equipment is a standard product with minor modifications accordingto customers’ specifications;

ii)	Installation does not significantly alter the surveillance and safety equipment’s capabilities; and

iii)	Other companies which possess the relevant licenses are available to perform the installationservices.

The Company reduced its estimate of future warranty requirements to approximately 1% of contract installation revenue. In the six months ended September 30, 2009, estimated warranty was $ -0-.

Revenue from the outright sale of surveillance and safety equipment is recognized when delivery occurs and risk of ownership passes to the customers.

q)	Research & Development Costs

Research and development costs are expensed as incurred. Research and development costs included in general and administrative expenses for the six months ended September 30, 2009 and 2008, amounted to $-0- and $119,870, respectively. The Research and Development expenses consist of engineers’ salaries, research expenses paid to the 3rd party subcontractors, monthly rent fee for research and development centers and related utility outlay. Up to September 30, 2009, the company has developed the following products and solutions: (1) USCI8™ Video Alarm Platform, which offers an all-in-one security system for both commercial and residential customers, and allows customers to take control of their own security requirements; (2) iCam H.264 IP Camera, which currently has three series covering market demand from home and small businesses, large businesses and government and high-end surveillance users; (3) ANV Digital Video Server, or H.264 DVS300, which is an embedded surveillance device specially designed for network application; and (4) NVS Center 500 Management Software, which can manage 1728 IP cameras simultaneously and set and control every IP camera separately, supporting 32 channels output of TV walls, centralized storage, data transmission and electric map.

r)	Income Taxes

Potential benefits of income tax losses are not recognized in the accounts until realization is more likely than not. The Company has adopted SFAS No. 109 “Accounting for Income Taxes” as of its inception. Pursuant to SFAS No. 109 the Company is required to compute tax asset benefits for net operating losses carried forward. Potential benefit of net operating losses have not been recognized in these financial statements because the Company cannot be assured it is more likely than not it will utilize the net operating losses carried forward in future years.

s)	Foreign Currency Translation

The Company’s functional currency is the Canadian dollar. The financial statements are translated to United States dollars in accordance with SFAS No. 52 “Foreign Currency Translation” using period-end rates of exchange for assets and liabilities, and average rates of exchange for the year for revenues and expenses. Translation gains (losses) are recorded in accumulated other comprehensive income (loss) as a component of stockholders’ equity (deficit). Gains and losses arising on translation or settlement of foreign currency denominated transactions or balances are included in the determination of income. Foreign currency transactions are primarily undertaken in United States dollars. The Company has not, to the date of these financial statements, entered into derivative instruments to offset the impact of foreign currency fluctuations.

t)	Basic and Diluted Net Income (Loss) Per Share

The Company computes net income (loss) per share in accordance with SFAS No. 128, "Earnings per Share". SFAS No. 128 requires presentation of both basic and diluted earnings per share (EPS) on the face of the income statement. Basic EPS is computed by dividing net income (loss) available to common shareholders (numerator) by the weighted average number of shares outstanding (denominator) during the period. Diluted EPS gives effect to all dilutive potential common shares outstanding during the period using the treasury stock method and convertible preferred stock using the if-converted method. In computing diluted EPS, the average stock price for the period is used in determining the number of shares assumed to be purchased from the exercise of stock options or warrants. Diluted EPS excludes all dilutive potential shares if their effect is anti dilutive.

Basic net earnings (loss) per share equals net earnings (loss) divided by the weighted average shares outstanding during the year. The computation of diluted net earnings per share does not include dilutive common stock equivalents in the weighted average shares outstanding as they would be anti-dilutive. The Company's common stock equivalents at September 30, 2009 and 2008 include the following:

	September 30,	September 30,
	2009	2008
Options	140,000	-0-
Warrants	-0-	-0-
	140,000	-0-

u)	Stock-based Compensation

The Company records stock-based compensation in accordance with SFAS No. 123R “Share Based Payments”, using the fair value method. The Company provides its officers, consultants, and directors stock options to purchase common stock of the Company on a discretionary basis. Generally, options are granted at exercise prices not less than the fair market value at the date of grant. As of September 30, 2009, the Company has granted 140,000 shares stock options to its director, consultant and top manager and the fair market value is $24,836.

v)	Advertising

Advertising is expensed as incurred and was $ 12,928 for the six months ended September 30, 2009 and $39,976 for the six months ended September 30, 2008, respectively.

w)	Recent Accounting Pronouncements

Impact of New Accounting Standards

The Company does not expect the adoption of recently issued accounting pronouncements to have a significant impact on the Company's results of operations, financial position, or cash flow.

Note 2.  Accounts Receivable – Trade and Common Stock Subscription Receivable

Accounts receivable as of September 30, 2009 consist of receivable $ 146,436 of common stock subscription; Accounts receivable as of September 30, 2008 consist of $ 508 of trade receivable.

Note 3.  Inventory

At September 30, 2009 and 2008, inventories consisted of:
	September 30,	September 30,
	2009	2008
Parts	$-0-	$-0-
Finished goods	68,232	8,337
	68,232	8,337
Less: Reserve for slow moving inventory	-0-	-0-
	$68,232	$8,337

Note 4.  Other Assets

Other assets as at September 30, 2009 consist of $5,010 of rental deposit, as at September 30, 2008 consist of $70,111 of research and development cost paid in advance.

Note 5.  Property and Equipment

       Fixed assets are summarized by classifications as follows

	Cost $	Accumulated Amortization $	September 30, 2009 Net Carrying Value $	September 30, 2008 Net Carrying Value $
Furniture and equipment	4,180	1,950	2,230	3,567
Computer equipment	8,005	3,455	4,550	5,070
Customer software	598	372	226	426
Leasehold Improvement	17,971	1,797	16,174	17,971
	30,754	7,575	23,180	27,034

Note 6. Intangible Assets

Intangible assets amounted $1,299,547 and $1,132,096 as of September 30, 2009 and 2008, respectively. As at September 30, 2009 intangible assets consist of incorporation cost of $29,237 and software of $1,270,310 acquired from Landmark Enterprise Group Inc., a related party in December 2006.

Note 7. Accounts Payable

As at September 30, 2009, accounts payable amounted $9,356 consists of amounts owing to Serena Wang $2,130, Visa $2,452 and government agency payable $4,774 for the period of September 2009. As at September 30, 2008, accounts payable amounted $13,914 consists of amounts owing to Visa $3,917, government agency payable $562 for the period of September 2008, and customer deposit $9,435.

Note 8. Income Taxes

The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"). SFAS 109 requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial statements and the tax basis of assets and liabilities, and for the expected future tax benefit to be derived from tax losses and tax credit carryforwards. SFAS 109 additionally requires the establishment of a valuation allowance to reflect the likelihood of realization of deferred tax assets. Realization of deferred tax assets is dependent upon future earnings, if any, of which the timing and amount are uncertain. Accordingly, the net deferred tax asset related to the Canada net operating loss carryforward has been fully offset by a valuation allowance. The Company is governed by the Income Tax Law of the Canadian government.

The Company has a net operating loss carry forward for tax purposes totaling approximately $ 529,181 at September 30, 2009. The net operating loss carries forwards for Canadian income taxes, which may be available to reduce future years' taxable income. These carry forwards will expire, if not utilize, through 2029. Management believes that the realization of the benefits from these losses appears uncertain due to the Company's continuing losses for income tax purposes. Accordingly, the Company has provided a 100% valuation allowance on the deferred tax asset benefit to reduce the asset to zero. Management will review this valuation allowance periodically and make adjustments as warranted.

Note 9. Related Party Transactions

Amounts owing to the significant shareholder, Landmark amounted nil and $29,587 as of September 30, 2009 and 2008, respectively. In December 2006, Company purchased certain software from Landmark Enterprise Group Inc.  Its value was appraised by an independent third-party and more than its carrying cost.

Note 10. Capital Stock

The company is authorized to issue unlimited shares of common stocks – Class A and Class B, no par value share. As of September 30, 2009, the amount of voting common shares issued and outstanding are 33,190,071.

On December 18, 2006, the Company issued 10,000 shares of common stock for Research & Development expenditures rendered @CDN$137.27 per share. (Unaudited Disclosure)

On June 28, 2009, Company entered in to an agreement and plan of reorganization (“agreement”) by and among Dini Products, Inc. (“DINP”) , a Nevada corporation whereas, each of the common share in the Company was exchanged on a share for share basis so that after such exchange DINP has 33,190,071 shares of common stock issued and outstanding inclusive of 29,860,000 shares issued to the Company’s stockholders.

        Upon execution of agreement, the Company has amended its name to ANV Security Group, Inc.

Note 11. Equity Compensation Plan

On October 1, 2008, the board of directors adopted the Company's Stock Option Plan. The Company has reserved 1,000,000 shares of common stock for issuance upon exercise of options granted from time to time under the stock option plan. The stock option plan is intended to assist the Company in securing and retaining key employees, directors and consultants by allowing them to participate in the Company's ownership and growth through the grant of incentive and non-qualified options. Under the stock option plan, the Company may grant incentive stock options only to key employees and employee directors, or the Company may grant non-qualified options to employees, officers, directors and consultants. The stock option plan is currently administered by the Company's board of directors. Subject to the provisions of the stock option plan, the board will determine who shall receive options, the number of shares of common stock that may be purchased under the options.

Note 12. Foreign Currency Translation

Accounting for Canada ANV System Inc. and its subsidiary is conducted in Canadian currency.  It converts figures on a period basis in accordance with FASB # 52.  The functional currency is in Canadian currency.  The Companies balance sheet as of September 30, 2009 was translated at period ended rate of 0.9435 (Canadian currency to US currency).  Statements of operations were reported on the weighted average for the three months ended September 30, 2009 as required by FASB # 52. at the rate of 0.9599 (Canadian currency to US currency). Statement of cash flows were reported on the weighted average for the six months ended September 30, 2009 as required by FASB # 52. at the rate of 0.9748 (Canadian currency to US currency).

Note 13. Operating Risk

(a) Concentration of credit risk

Financial instruments that potentially expose the Canada ANV Systems Inc. (the “Company” or “ANV”) to concentration of credit risk consist primarily of cash, accounts and notes receivable. The Company places its cash with financial institutions with high credit ratings.

(b) Country risk

Revenues of the Company are mainly derived from the sale in Canada. The Company hopes to expand its operations to countries outside the Canada, however, such expansion has not been commenced and there are no assurances that the Company will be able to achieve such an expansion successfully. Therefore, a downturn or stagnation in the economic environment of Canada could have a material adverse effect on the Company's financial condition.

(c) Product risk

ANV might have to compete with larger companies who have greater funds available for expansion, marketing, research and development and the ability to attract more qualified personnel.  There can be no assurance that ANV will remain competitive should this occur.

(d) Exchange risk

The Company cannot guarantee that the current exchange rate will remain steady, therefore there is a possibility that the Company could post the same amount of profit for two comparable periods and because of a fluctuating exchange rate actually post higher or lower profit depending on exchange rate of  Canadian dollars converted to U.S. dollars on that date. The exchange rate could fluctuate depending on changes in the political and economic environments without notice.

(e) Key personnel risk

The Company's future success depends on the continued services of Mr. Wilson Wang. CEO and Matt Li, CTO. The loss of one of their service would be detrimental to the Company and could have an adverse effect on business development. The Company does not currently maintain key man insurance on their life but plan to implement in near future. Future success is also dependent on the ability to identify, hire, train and retain other qualified managerial and other employees.

Note 14. Segment Information

The following information is presented in accordance with SFAS No. 131, Disclosure about Segments of an Enterprise and Related Information. In the six months ended September 30, 2009, the Company operated in two reportable business segments - (1) sales of security devise and units (2) installation service and (3) monthly monitoring service.

The Company's reportable segments are strategic business units that offer different products. The Company's reportable segments, although integral to the success of the others, offer distinctly different products and services and require different types of management focus. As such, these segments are managed separately.

Note 15. Commitments and Contingencies

15.1  Lease Commitments

Company leases its office space and laboratory facility in Richmond, British Columbia which expires on January 15, 2010 and June 30, 2010, respectively. Its total monthly minimum rental is $ 1,874.

The minimum obligations under such commitments for the years ending March 31 until its expiration are;

Year 2010	$20,300
Year 2011	2,998

Rental expense for the six months ended September 30, 2009 was $ 11,768.

15.2   Litigation

As per the Company, as of September 30, 2009, there are no actions, suits, proceedings or claims pending against or materially affecting the Company, which if adversely determined, would have a material adverse effect on the financial condition of ANV.

ITEM14.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

                  None.

ITEM 15.  FINANCIAL STATEMENTS AND EXHIBITS

(a)   Financial Statements.  See Index to Financial Statements on page F-1.

(b) Exhibits:

Exhibit No.	Description

3.1	Articles of Incorporation, dated May 19, 1981 *
3.2	Articles of Amendment, dated July 12, 1988 *
3.3	Articles of Amendment, dated November 09, 1989 *
3.4	Certificate of Revival for a Nevada Corporation, dated September 10, 2007 *
3.5	Articles of Amendment, dated January 28, 2009 *
3.6	Articles of Amendment, dated June 23, 2009 *
3.7	Articles of Amendment, dated June 23, 2009 *
3.8	By –Laws *
4.1	Form of Stock Certificate *
10.1	Office Lease *
10.2	Lab Lease *
10.3	Services Agreement with Peer One *
10.4	OEM Manufacturing Agreement *
10.5	Form of Franchise Agreement *
10.6	Form of Customer Agreement *
10.7	Stock Purchase Agreement, dated may 22, 2009, by and among Canada ANV Systems Inc. its shareholders and the Company *
22.1	Subsidiaries: Canada ANV Systems, Inc. a British Columbia, Canada Corporation (100% owned)
23.1	Consent of Stan J. H. Lee, CPA*

*	Previously Filed

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

ANV Security Group, Inc.
(Registrant)
/s/ Weixing Wang

Date:    December 8 , 2009
By:     /s/ Weixing Wang
Name:  Weixing Wang
Title: President and Chief Executive Officer